

It was a challenging year for the newspaper business and Knight Ridder. Inside, we tackle the tough questions.




EXTRA
Detroit Free Press
TERROR IN AMERICA
The Miami Herald
U.S. STRIKES

Table of Contents

NEWSPAPER REVENUE CATEGORIES



General
10.2%
Circulation
17.7%
Other
4.6%
Retail
37.0%
Classified
30.5%

Advertising accounts for nearly 78% of total newspaper revenue.

NEWSPAPER REVENUE CONTRIBUTIONS



Contra Costa Newspapers 4.6%
San Jose Mercury News
9.2%
The Charlotte Observer 6.3%
The Miami Herald and el Nuevo Herald
11.4%
Philadelphia Newspapers, Inc. 18.2%
The Kansas City Star
9.5%
Other Newspapers
32.7%
Fort Worth Star-Telegram
8.1%

The vast majority of Knight Ridder's revenue comes from seven of its largest newspaper companies.

Financial Highlights

(In thousands, except per share data)	2001	% Change from 2000	2000	% Change from 1999
Operating Revenue				
Advertising	$2,254,422	(10.1)	$2,507,836	6.6
Circulation	512,309	(2.2)	523,856	(0.3)
Other	133,478	(25.9)	180,075	16.5
Total	$2,900,209	(9.7)	$3,211,767	5.9
Operating Income	$ 461,755	(31.0)	$ 668,772	7.6
Depreciation and amortization	184,573	(1.6)	187,597	2.5
Operating cash flow	$ 646,328	(24.5)	$ 856,369	6.5
Operating income as a % of revenue[1]	15.9%		20.8%	
Operating cash flow as a % of revenue[1]	22.3%		26.7%	
Earnings				
Net income	$ 184,824	(41.2)	$ 314,363	(7.5)
As a % of revenue	6.4%		9.8%	
Per diluted share	2.16	(38.8)	3.53	1.1
Other Financial Data				
Cash and short-term cash investments	$ 37,287	(10.5)	$ 41,661	22.2
Total assets	4,213,376	(0.7)	4,243,526	1.2
Total debt	1,613,954	(3.5)	1,672,272	28.6
Shareholders' equity	1,560,288	1.2	1,541,470	(13.4)
Return on average shareholders' equity	11.9%		18.9%	
Dividends declared per common share	$1.00	8.7	$.92	3.4
Common shares outstanding	84,013	13.5	74,036	(7.1)
Average diluted shares outstanding	85,694	(3.8)	89,105	(8.6)
Statistics				
Average daily circulation	3,811	(2.4)	3,903	(0.8)
Average Sunday circulation	5,155	(2.7)	5,300	(1.4)
Full-run ROP advertising linage	39,166	(7.8)	42,461	3.7
Total preprints inserted	7,073,470	(0.2)	7,089,311	4.5
Tons of newsprint consumed (metric)	661	(13.2)	762	2.3

(1) Operating income as a percentage of revenue, excluding work force reduction charges, was 18.6% in 2001 and 21.4% in 2000. Excluding these costs, operating cash flow as a percentage of revenue was 25.0% in 2001 and 27.2% in 2000.

The consolidated financial statements and related notes and discussion for the year ended Dec. 30, 2001, (pages 38 through 60) also should be read to obtain a better understanding of this information.

Dear Shareholders:

The issues we faced in 2001 – as citizens, as journalists and as stewards of a business – were as serious as any I have experienced in 39 years with Knight Ridder. The attacks of Sept. 11, the challenge of reporting in their aftermath and an advertising recession as sudden and severe as newspapers have seen since World War II marked a formidable year, both emotionally and operationally.

The nation's resolve to defeat terrorism, whatever the requirements, was echoed in the commitment of our industry – and of Knight Ridder – to cover the war, whatever the cost. The journalism that resulted has made us all proud. It reminded America, once again, of the importance of newspapers. Nonetheless, the underlying operating environment was extremely difficult and required unusual dexterity to meet the challenges we faced.

From an advertising revenue standpoint, the year began ominously and then, in a nationwide/industrywide phenomenon, quickly deteriorated. The second quarter was worse than the first; the third – exacerbated by Sept. 11 – was down 10.9% from 2000, and the fourth, still in shock, was down 11.8%. Total advertising revenue for the year was down 8.5%. (Because 2000 included a 53rd week – a once-every-five-years occurrence in the industry's accounting calendar – advertising comparisons on an absolute basis are not meaningful. The comparisons I use in this letter exclude that 53rd week and the work force reduction charges in both years.)

The problems were primarily concentrated in help wanted and general advertising. As the nation's unemployment level rose from 4.0% in December 2000 to 5.8% in December 2001, help wanted advertising fell. For the year as a whole, recruitment revenue was down 35.9%. This pattern was most pronounced in our larger markets, particularly San Jose and Philadelphia.

General advertising, comprising telecommunications, national automotive, finance, airlines and dot-coms, among other categories, was down 10.3% for the year, again with the largest markets the hardest hit. A softening economy primed this category, especially, for a fall. General advertising had enjoyed a compound annual growth rate of 14% during the previous three years, and it benefited exceptionally from the dot-com advertising that crested in 2000. But that hardly made us feel better about the results.

Retail advertising was up modestly for the year prior to Sept. 11. After the terrorist attacks, however, consumers stayed away from stores in droves, and many businesses canceled their ads. The outcome was negative comparisons the rest of the year, leaving retail advertising down 0.7% for the year.

In April, in recognition of the ongoing revenue decline, we announced a reduction in the work force that would impact virtually all divisions in almost all of the newspapers. This was not an easy decision, nor was it executed without profound regret for the disruption to the lives of so many Knight Ridder employees. Under the circumstances, however, we had no choice ... and we plan to run the company without those downsized positions even when better economic conditions return.

By year end, the total work force reductions achieved through buyouts, early retirements, attrition and, in limited instances, involuntary severance, were about 2,200, more than 11% of the work force. It was by

OPERATING REVENUE

From continuing operations, in millions of dollars


1,706
1,749
1,813
1,933
2,012
2,183
2,685
2,896
3,034
3,212
2,900
91
92
93
94
95
96
97
98
99
00
01

Operating revenue slipped 9.7% in 2001 – the first decline since 1991.

EARNINGS PER SHARE

(Excludes one-time gains and losses on sales in 1997–2001; excludes newspaper severance costs in 1998–2001 and corporate relocation costs in 1998.)



$3.70
$3.30
$2.78
$2.79
$2.30
97
98
99
00
01

Earnings per share increased an average of 6.8% over the past five years.

far the most substantial downsizing and restructuring we have ever implemented. Expenditures on labor and employee benefits in 2001 were down 7.2% as a result of those mid-year departures, and we expect additional savings to flow through in 2002.

Although the price of newsprint was up 11% for the year, we actually paid about 2.5% less as a result of decreased consumption (about 13.2% less than the previous year). With other operating costs and depreciation and amortization also down 4.0% for the year, we were able to offset about 51% of a $257 million revenue shortfall (vs. 2000) and, in so doing, won unprecedented acknowledgment from analysts who cover publishing that our cost control was exceptional.

Diluted earnings per share for 2001 was $2.79, down 24.6%. These results exclude gains and losses on investments and work force reduction charges from both years. On the same basis, operating profit was $540.3 million, down 19.0%, and operating cash flow was $724.8 million, down 15.2%. Net income was $239.0 million, down 27.4%.

The following reported numbers reflect gains and losses on investments and work force reduction charges in both years. Reported diluted earnings per share was $2.16, down 38.8%, and net income was $184.8 million, down 41.2%. Total operating revenue was $2.9 billion, down 9.7%. Operating profit was $461.8 million, down 31.0%, and operating cash flow was $646.3 million, down 24.5% from last year.

Such disappointing numbers invite comment beyond a recitation of what went wrong and the undeniable fact that so many others feel our pain. Most importantly, I have no doubt that the situation is temporary. We have seen recessions before, and we know they lift. In 1990-91, newspaper advertising revenue fell both years. At that time, the problems were retail consolidation and a recessionary economy that severely affected both help wanted and real estate advertising. This time, it's the cooling of an overheated economy capped by the disarray following Sept. 11. We will get through it and, when we do, Knight Ridder is superbly positioned to recapture its margin improvement momentum. Please recall that in 2000 the operating profit margin was at 20.8%, with every expectation of continued improvement.

Not only are the right cost controls in place, I have, working with me in the corporate office and at the

P. Anthony Ridder, Chairman and Chief Executive Officer

NET INCOME

From continuing operations, in millions of dollars

(Excludes one-time gains and losses on sales in 1996–2001; excludes newspaper severance costs in 1998–2001 and corporate relocation costs in 1998; excludes the cumulative effect of changes in accounting principles in 1995 and 1992.)


122
135
137
159
110
177
233
273
321
329
239
91
92
93
94
95
96
97
98
99
00
01

Net income from continuing operations was down 27.4% in the worst newspaper advertising recession since World War II.

newspapers, many very talented colleagues who are shaping a market-oriented culture that makes revenue generation and market share growth its full-time work. The impact of this activity is reflected in initiatives as wide-ranging as direct marketing campaigns, new rate card incentives, targeting programs, niche publications, bundled services, radio/TV partnerships and Total Market Coverage (TMC) mailers. While pieces of this effort have been under way for some time, I think the current leadership is exceptionally strong and the intensity of focus is unprecedented. Our publishers recognize these priorities; they receive incentives – and rewards – accordingly.

I am also extremely encouraged by the progress of Knight Ridder Digital, our online operation. Real Cities, our national network of 58 regional sites (our own and those of our affiliates), is by far the most extensive of its kind in the country, and its traffic has grown apace. In December, the launch of its new single digital platform enabled (1) opportunities for substantial new revenue growth through targeted electronic marketing and (2) vastly increased flexibility in handling content, allowing faster presentation of breaking news and expedited sharing of material across the network. Real Cities grew by 19 sites in 2001, and we will continue to expand it.

CareerBuilder, the recruitment brand that we are building in partnership with Tribune Co., offers online and print help wanted advertising in a package-combination unique to the newspaper industry. That is, our CareerBuilder online advertising is reinforced by CareerBuilder sections in print, and vice versa. This concept, first envisioned when we purchased CareerBuilder in 2000, took tangible shape in the fall with the relabeling of all Knight Ridder and Tribune Co. Sunday employment sections as CareerBuilder. The November acquisition of Headhunter.net, another prominent jobs site on the Web, greatly expanded CareerBuilder's customer base and reach. It cemented our position as one of only two viable challengers to Monster.com's dominance in online recruiting, and it underscored the foresight of Knight Ridder and Tribune Co. in establishing such a powerful beachhead in online recruiting. It is unrivaled by any other newspaper publisher.

I am also pleased to report on our outstanding journalism in the wake of the Sept. 11 attacks. On that grim Tuesday, 28 Knight Ridder newsrooms had Extra editions on the streets within hours; almost simultaneously, our Washington Bureau began organizing the largest centralized effort that we have ever undertaken. In addition to the journalists we normally have in Europe and the Middle East, we quickly dispatched eight reporters and three photographers to Central Asia. We brought to Washington, on indefinite assignments, some of our best editors and

SHARE REPURCHASES

In millions


13.8
4.7
3.7
9.0
3.0
97
98
99
00
01

Share repurchases have at least equaled share issuances over each of the past five years.

CAPITAL SPENDING

in millions of dollars



$107
$132
$93
$108
$95
$100*
97
98
99
00
01
02

*Estimated

Projects in 2002 include a mailroom system in St. Paul, plant expansion in Kansas City and support of a new technology platform at Knight Ridder Digital.

writers to help shape the unprecedented volume of material. Ultimately, more than 100 Knight Ridder reporters, photographers and editors were deployed. From the start, our coverage was consistently distinguished, and before a month had passed, we broke several important stories. The combination ranked us at the forefront of the scores of news groups vying for a presence on the nation's front pages and computer screens.

Earlier in the year, the company won its 83rd Pulitzer Prize when The Miami Herald was honored for breaking news for its Elián González reporting in the spring of 2000. Many other significant awards honoring Knight Ridder journalists made 2001 particularly notable for its recognition of both the value we place on creating quality content and the success we have in achieving it.

In a year characterized by a sometimes heated debate concerning "profits vs. quality" in journalism, there is some irony in so many awards. This debate is conducted within the journalistic community. Our response has been to continue delivering the quality newspapers we always have. Knight Ridder's proud heritage of journalistic excellence appears, to some observers, to be in conflict with my oft-stated goal of delivering an equally distinguished financial performance. I disagree with those observers. We do deliver on both.

By the close of 2001, Knight Ridder stock had risen 14.2% over the year, considerably higher than any others in its publishing peer group. Indeed, it was the best performer in the peer group in both 2000 and 1999, as well. In mid-February 2002, we hit an all-time high of $68.73 – the second time this year we've set a new record. This reflects improved financial metrics consistently demonstrated over the past six years, along with the kind of disciplined capital allocation that is one important mark of any well-managed company. Critical to that allocation is our share repurchase program. In 2001, we repurchased 3 million Knight Ridder shares, bringing to 57 million the total repurchased since the start of 1994, and we have stated frequently our intention to continue repurchasing at least the number of shares we issue each year.

Looking ahead, while economists' opinions are mixed, I would like to think that those who anticipate an uptick in the second half of the year will be proven correct. We have never been better positioned to take advantage of a turnaround, and one of the reasons, as always, is the patience, talent and commitment of so many Knight Ridder employees. Thanks to all of them for their persistence in this very challenging time.

P. Anthony Ridder
Chairman and Chief Executive Officer

"Keep learning." In an increasingly complex marketplace, there are many things we can do. None is a silver bullet. Yet together, they are powerful.

On the simplest level, if something works in one market, we export it to others: a special furniture section, a "mega-recruitment" section, a retail rate strategy that takes advantage of cost-per-thousand differences between cities, a classified rate strategy that offers longer exposure for incrementally more dollars. In 28 markets, with hundreds of talented salespeople and managers focusing on selling, new ideas and strategies are always emerging. Sharing these "best practices" is a vital component of growing faster.

We are expanding preprint distribution, developing Total Market Coverage programs that allow advertisers to achieve blanket penetration for their products. In Philadelphia, for example, the streetsmart program combines the home-delivery circulation of The Philadelphia Inquirer with targeted penetration of two recently acquired shoppers, now marketed under the single label "Trend." Advertisers have the benefit of the latest mailroom equipment and database and computer technology, letting them target to the household level. Streetsmart is a strong, sophisticated response to shared-mail competitors and to the suburban preprint distribution challenge.

In our large markets, we have ancillary businesses that reinforce the core franchise. These range from 43 weekly community papers in Philadelphia, to a variety of niche publications and a custom publishing business in Miami, to Fort Worth's direct marketing business, to nine weeklies in Contra Costa, to Vietnamese- and Spanish-language newspapers in San Jose, and to a newcomer guide, niche publications and a real estate tab in Charlotte. These serve advertisers on a more targeted basis. We zone more tightly, mail or deliver to concentrated areas and focus narrowly but deeply on, say, the market for apartment rentals.

In the three years prior to 2001, general advertising grew an average of 14% annually. It was our fastest-growing segment. The category includes some of the economy's best prospects: telecommunications, computers, travel, national finance and auto. Over the long haul, we believe general's stronger growth will resume.

Finally, two areas of great potential are print/online bundling



Mike Petrak,
Vice President/Marketing

opportunities in the classified verticals and using the power of databases more effectively. In the year just past, upsells comprised 39% of our online sales revenue, yet we have hardly scratched the surface in terms of exploiting the Internet as an adjunct to print sales. Likewise, we continue to ask: Who are the best customers for a store or product? How do we best reach them? We have learned, for example, that when newspapers target a store's credit card holders, whether subscribers or nonsubscribers, they can be 10% more effective than direct mail. It's a very powerful selling proposition.

After the industry's roughest year in a decade, what are your expectations for the newspapers?



"Building share." First some context. In 1990, our advertising revenue was down from the previous year by 1.3%. In 1991, it was down 8.8%, before turning up again in 1992. Those were the only two years since World War II that the newspaper industry experienced a decline in advertising revenue; 2001 was the third.

In the earlier downturn, the primary culprit was retail consolidation, along with a slump in help wanted and real estate advertising. This time around, it was the unraveling of the Internet boom coupled with an overheated economy seeking release, in part, through rising unemployment. As of this writing, early February 2002, none of our periscopes has yet spotted the turnaround. Like others, I am optimistic that the second half of this year will bring it into view. But at least until then, our comparisons will be difficult. And employment advertising, which fell 19.3% in its worst year of the early '90s, has further to climb this time around.

That said, I expect our newspapers to intensify their emphasis on growing share in their markets, on building circulation, on improving content and on operating with increasing efficiency. Each of these is a priority.

Growing share means increasing the portion of advertising dollars in our markets that are locally generated and locally spent (in other words, not national advertising dollars, which for the most part do not go to newspapers). Across Knight Ridder markets as a whole,

DIVIDENDS AS A PORTION OF EARNINGS

From continuing operations

(Excludes one-time gains and losses on sales in 1996–2001; excludes newspaper severance costs in 1998–2001 and corporate relocation costs in 1998; excludes the cumulative effect of changes in accounting principles in 1995 and 1992.)



EARNINGS
DIVIDENDS

Year	Earnings	Dividends
91	$1.18	$0.70
92	$1.22	$0.70
93	$1.24	$0.70
94	$1.47	$0.73
95	$1.10	$0.74
96	$1.82	$0.58½
97	$2.30	$0.80
98	$2.78	$0.80
99	$3.30	$0.89
00	$3.70	$0.92
01	$2.79	$1.00

The dividend was raised at the beginning of 2001, and represented 35.8% of earnings per share for the year.

Steve Rossi, President/Newspaper Division

we get about 25%; I am certain we can do better. We will do so in part by sharpening our own sales strategies – and yes, even after many decades in this business, there is much new that can be done (see Mike Petrak's comments, page 6). We also look for ancillary businesses – direct marketing, direct mail, niche publications, shoppers, Total Market Coverage programs – that bolster the core franchise. Building such businesses is an important part of our publishers' charge; acquiring businesses engaged in these activities is a critical component of our corporate investment strategy. We are doing both.

Building circulation requires a blend of tactics: Careful pricing, consistent promotion, quality of content and timeliness of delivery all matter. The degree may vary by market. In the current down economy we have experienced some circulation decline, much of it concentrated in two or three large markets. Cuts in promotional spending bear some blame, although where we have economized, we have attempted to do so in outlying areas of minimal interest to advertisers. Still, we regret the loss of any readers. Accordingly, in 2002, we are intensifying efforts to gain new subscribers and expand readership.

Part of improving circulation involves improving content. Although Knight Ridder has a rich heritage of journalistic excellence, we cannot stand only on tradition. The world is ever more distracting, and readers and nonreaders alike are predictably distracted. We must respond with new approaches. Fortunately, we have a wealth of sophisticated research and feedback that suggests ways in which we can. Readers want newspapers that come to the point quickly. They want newspapers that are easier to navigate, with more consistency of sectioning and anchored content. They want "utility" – lists, tips, grids, informational graphics, calendars and how-to advice. They want local news. We're giving it to them.

Finally, we must continue to exercise cost discipline. The story of what we did last year is well known. Frequently, however, people ask if there are still other ways to reduce costs. The answer is: Yes, always, and we are pursuing them. At the same time, it is critical that we maintain quality work environments. We want people to be pleased and proud to create great newspapers as they lead our financial performance to the top tier of our industry peers. I have no doubt that these multiple priorities can be achieved. We are fortunate to have the talented employees capable of proving me right.

How strong is Knight Ridder organizationally after a year of belt-tightening, including staff reductions of more than 11%?

"Very strong." Not only did we produce some of the best journalism in our history covering the events of Sept. 11 and their aftermath (all of which followed the staff reductions), we continue to produce high quality newspapers day in and day out. We have the same high standards for all 28 of our markets, and that extends from our editorial content to our expectations for sales, marketing and other business disciplines.

In a variety of marketing initiatives, and in the December launch of Knight Ridder Digital's new platform, we continue to demonstrate both innovation and entrepreneurial leadership. We are moving the business ahead, partially through changing the culture to one that is more market-driven.



Mary Jean Connors, Sr. Vice President/ Human Resources

Our downsizing was strategic. It was not mindless or homogenized across the company. Each newspaper was careful to tailor its reductions so that all critical functions remained sufficiently well-staffed – not just with numbers, but with talent – that we could assure first-rate performance for our customers. We also worked hard to preserve the diversity of our staffs. (Nearly 90% of the reductions were voluntary. People made the decision to retire early or accept buyouts.)

The reductions were painful in many ways, not least saying goodbye to some beloved and well-respected colleagues. But the way they were conducted allowed us to move ahead in a positive way, concentrating on putting out first-rate newspapers. We have shown you can have great newspapers and online sites that are still run efficiently, that nurture talented, committed people, and that serve the news, information and advertising needs of their communities with excellence. In this respect, it is worth pointing out that our bench strength is impressive. In 2001, we filled several key corporate jobs with internal talent, including chief financial officer, controller and vice president/marketing. We also named four new publishers internally.

What is the best way to spend your cash?



"*Wisely.*" First, let me stress that we generate a lot of cash. Operating cash flow (operating income plus depreciation and amortization) this past year, even after the $78.5 million work force reduction charge, was almost $650 million. In 2000, in a stronger revenue environment, it was about $850 million (also including a smaller work force reduction charge). With a turnaround in the ad revenue environment, even modest revenue growth and an expanding profit margin, we are looking at cash flow approaching $1 billion per year.

So what do we do with it? Three things:

First, we repurchase shares of Knight Ridder stock. Since the beginning of 1994, we have purchased 57 million shares, always at least as many as we issue each year. Over the past three years, we issued between 800,000 and 1.8 million shares annually. We repurchased 3 million in 2001, and currently we are authorized for another 5.5 million. Share repurchases are a critical part of our financial strategy.

Second, in our larger markets, we make small, reinforcing acquisitions of such businesses as weekly newspapers, shoppers, direct marketing companies, niche publications, etc. We do this to help bolster our position as the leading provider of information and advertising in those newspaper markets (see Mike Petrak's remarks, page 6). Similarly, we will make acquisitions in the Internet arena if we find something that can help build that business. Our joint acquisition, with Tribune Co., of CareerBuilder, Inc., in 2000 and Headhunter.net in 2001 are prime examples.

Third, we pay down debt, currently at $1.6 billion (down $58 million from the end of 2000). At that level and with good cash flow growth prospects, we are very comfortable with our leverage and financial flexibility. Accordingly, we will be able to handle debt repayment, share repurchases and these smaller acquisitions.

Finally, let me mention what we are *not* likely to do with our cash. We are not likely to make a large, dilutive acquisition. We have stated many times that even if the newspaper/broadcasting cross-ownership rules are lifted, as seems likely in the near future, we will not buy television stations. Radio stations are also unlikely.

Now, let me give you some of the financial vital statistics for the year ahead. Labor and benefits will be down in the low single digits due to last year's $78.5 million work force reduction charge. Excluding the work force reduction

Gary Effren, Sr. Vice President/Chief Financial Officer

charge, labor and employee benefits will be up slightly as savings from fewer employees are offset by salary increases, higher pension and health costs and bonuses, which were minimal in 2001 due to the difficult economic environment. Other operating costs will also be up slightly.

Total depreciation and amortization for the year will be about $128 million. Of that, $118 million is depreciation. Amortization will decrease $63 million to $10 million primarily due to the accounting change for goodwill.

We expect to spend about $100 million on capital projects, the largest of which are press projects for Kansas City and Detroit and advertising systems for Philadelphia, San Jose and St. Paul.

Interest will remain unchanged or drop slightly. Because of the change in the accounting for goodwill, the effective tax rate for the year will decline from about 40% to 37%-38%.

We expect newsprint expenditures in 2002 to be down 10% to 15%.

How will you be a winner on the Internet?



"*We already are.*" Through our Real Cities Network, we have created one of the leading aggregations of local/regional information hubs on the Web, second to none in terms of comprehensive content and outstripping nearly all local information networks in reach. The Real Cities Network, which comprises 58 markets, including 16 of the nation's top 25, reached 9.6 million unique visitors in December 2001. Its goal is to be the clear No. 1 in the local news and information space on the Web. Right now, Real Cities is second only to the entire aggregation of AOL Time Warner Local properties. In December 2001, Real Cities had more unique visitors than DigitalCity.com, CitySearch, the local channel of Yahoo! or the city guide channel of MSN.

The other online arena in which we are focused is recruitment advertising. There, too, our results are impressive. Together with Tribune Co., we own and operate CareerBuilder, an electronic recruitment service that is not only a serious challenge to Monster.com's pre-eminence in this space – it is the only wide-ranging employment service on the Web mounted by newspaper publishers. CareerBuilder, which acquired Headhunter.net in November, combines local employment listings from all Knight Ridder and Tribune newspaper markets – and from partners – with its own online employment listings. CareerBuilder now offers the leading national database of 270,000 job postings and 3 million résumés. I would also point out that, compared with the competition, these are consistently fresh postings and fresh résumés, locally concentrated, making CareerBuilder an exceptionally vital resource for both job seekers and recruiters.

While the online markets for cars and real estate have a lower profile than the employment market, we are emerging as leaders there, too, through Cars.com and Apartments.com. Both are owned by Classified Ventures, a consortium of newspaper publishers that have joined together to generate scale in what would otherwise be an insupportably fragmented online space. Both command increasing prominence in their fields and, along with all of the other things we are doing to increase revenue and operate efficiently, are driving top-line growth. The combination is propelling Knight Ridder Digital quickly toward its long-stated goal of run-rate profitability.

Dan Finnigan, Vice President, Knight Ridder, and President of Knight Ridder Digital

How do you balance quality journalism with profitability?

"*Thoughtfully.*" This question dogged the industry with special intensity throughout 2001. As advertising revenue declined and newspaper companies nationwide took steps to rein in costs, newsroom staffers and the industry trade press fused passion with alarm in wondering whether quality content could survive.

I don't think there's any doubt that it can and will. Knight Ridder's reputation for journalistic excellence is built on a value that has been fundamental to the company since its beginning. Eighty-three Pulitzer Prizes attest to that; so do the many other prizes that we win each year.

Quality journalism reflects many things, including the vision of the editor, the talent of the newsroom and, to be sure, the resources available to them. But it reflects nothing so much as the commitment of the publisher and the editorial staff to make quality a reality. A publisher determined to hire those who esteem quality, and the journalists who are intent upon creating it, are almost bound to succeed. We believe our people are among the best in the industry and that our newspapers mirror their ambitions.

The "balance" we seek is to generate enough profit to keep the newspapers and Knight Ridder healthy and growing, but not so "healthy" that product is subordinated to profit. We seek margins that are in the first tier of newspaper companies, but not out in front. Balance requires a generous news hole, ample staffing and support for a challenging agenda, but also a recognition that, in a year such as the one just concluded, less-than-tight operations could imperil the whole enterprise.

Finally, if we are to make any real sense of this debate, it is vital to define "quality." Some journalists might like to narrow it to the volume of major-league public service projects and investigations that a newspaper undertakes. We think quality implies all of that, but more as well. Quality is giving readers what they tell us over and over they want: more local news, more service-oriented journalism (personal finance, health and nutrition), and more utilitarian features such as lists, calendars, informational graphics and the like. The "balance," then, between profit and quality mandates a balance between classic and more recent definitions of what quality is.



Jerry Ceppos, Vice President/News

What makes Knight Ridder's brand of journalism so

Quality journalism isn't just about the big story. Quite often, it's about the small stuff – the things that make up parts of everyone's lives every day. It's about what it takes to be better prepared, better informed, better parents, better neighbors, better employees. And, for us, it's about anticipating as well as responding to questions, and providing what readers need.

The pages of our newspapers in the days after the terrorist attacks on Sept. 11 exemplify the kind of quality journalism that we at Knight Ridder believe is important to our readers every day.

The State
COLUMBIA • SOUTH CAROLINA

SUNDAY SPORTS

SEPTEMBER 16 200 / SECTION C

SORRY WE'RE

CLOSED

The weekend the stadiums were quie

SEPT. 11, 2001: A DAY OF TRAGEDY

The Charlotte Observer

www.charlotte.com • WEDNESDAY, SEPTEMBER 12, 2001

ATTACK ON AMERICA

Bush promises: We will win the war against terrorism



In the most devastating terrorist attack ever against the United States, hijackers crashed two airliners into New York's World Trade Center on Tuesday, toppling its twin 110-story towers. The world witnessed the disaster on television across the world. Another plane slammed into the Pentagon, and a fourth crashed outside Pittsburgh.

Lower Manhattan turned into a war zone; Washington was evacuated; all commercial air traffic ground to a halt.

"Thousands of lives were suddenly ended," President Bush said Tuesday night. "These acts of mass murder were intended to frighten our nation into chaos and retreat. But they have failed. Our country is strong."



After explosions and fires drew in rescue workers and onlookers, the towers' sudden, devastating collapse sent people fleeing from flying debris, smoke and ash.

23 Pages of Coverage Inside

- Hijacked passengers ordered to call

We offer hard-hitting stories that are timely and well-reported.

Twenty-eight of our daily newspapers published rare "Extras" the day of the attacks. As events unfolded, the newspapers and Web sites offered well-reported, responsible stories, striking photos and informative graphics. Thoughtfully crafted headlines and well-organized page layouts gave readers easy-to-use coverage of the news.

The Philadelphia Inquirer

173d Year, No. 104 | WEDNESDAY, SEPTEMBER 12, 2001 | www.philly.com | 75 cents in some locations outside the metropolitan area 50 CENTS

U.S. ATTACKED

Hijacked Planes Destroy Trade Towers, Hit Pentagon; Thousands Feared Dead

Bush vows



Place our flag in your window

Bradenton SUNDAY HERALD

September 16, 2001 | An edition of the Bradenton Herald | ONE DOLL



EXTRA!

5 pages of Special Coverage

AKRON BEACON JOURNAL

TUESDAY, September 11, 2001 | News Online www.ohio.com | 25¢

'OH, MY GOD!'



We deliver information readers can use . . .

It might be a checklist, a reminder, an update or a referral. It could be answers to questions, or guidance on the questions to ask. A way to quickly work through the news. Or public service – like the full-page color flags many of our papers ran after readers complained that stores were sold out.

CHECK THIS OUT

In response to reader requests, today's paper has a copy of the American flag, ...

PERSONAL FINANCE

Some options for nervous stockholders

If Monday's biggest ... in the stock market has p...

Some tips in the unlikely event you become a victim

Before yesterday's attacks in New York and Washington, this is what the Federal Emergency Management Agency had to say about

> Stay low to the floor.
> Cover nose and mouth with a wet cloth.
> When approaching a closed

Tightening airport security

Baggage and check-in

▷ Passengers must go to the ticket counter to check their baggage. There will no longer be curbside or off-airport check-ins.
▷ Passengers should expect more identification checks, more screening with hand-held detectors, and more physical searches of carry-on baggage.



Checkpoints

▷ Visitors will no longer be allowed to pass through security checkpoints to pick up passengers at the gate.
▷ Reduced access to runways and other secure areas of airports.

Prohibited items

▷ Knives and other cutting tools. Previously, knives smaller than 4-inches

AFTER THE ATTACK | AT A GLANCE

One-Minute Briefing

...S & ANSWERS

CONTACTS

IMPORTANT TELEPHONE NUMBERS

FBI TIPLINE

The FBI has a toll-free number and

ONLINE SURVIVOR LISTS

Below are the message centers and databases created to provide information about survivors of the attacks in New York City and near Washington, D.C.

World Trade Center Survivor Database:

http://www.ny.com/wtclist.html

Report Your Safety:
http://do.millennium.berkeley.edu/

I'm Okay: http://okay.prodigy.net/

. . . and enlightening graphics that join pictures with words.

Some things are easier to understand when you're looking at them. Informational graphics deliver strong images with short, clear explanations. The events of late 2001 turned Americans' attention to countries and cultures of which most had only passing knowledge. The news focused on military technology and developments in biological science known mainly to those in those fields. Infographics helped readers become familiar with new concepts and broadened their understanding.

A look at Islam

Muslims believe the Prophet Muhammad (570-632 AD), born in the city of Mecca, in present-day Saudi Arabia, received a divine revelation while meditating on Mount Hira. Muhammad believed in one god and that he was God's messenger. The word Muslim means one who submits to God. All Muslims face towards Mecca whenever they pray and take their spiritual guidance from the Koran and Hadith.

TH

must make at least o Mecca.

tion that "there is no mad is the Prophet of

a day, while facing que on Fridays to

ninth month of the ey abstain from and sexual relations



FESTIVALS
The two major festivals are **Eid al-Adha** (at the end of the pilgrimage to Mecca) and **Eid al-Fitr** (at the end of **Ramadan**).

JIHAD
The term has several meanings: striving for God's cause; striving against

How anthrax spreads

Anthrax has potential as a biological warfare agent because it is often fatal, but it is difficult to grow, store and distribute the anthrax bacteria.

Inhalation anthrax
From breathing bacterial spores while handling infected animal products or making biological weapons
Symptoms: Similar to common cold, followed by breathing problems and shock; usually fatal



Cutaneous anthrax
Through cuts and abrasions resulting from contact with in
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© 200
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UH-60 Black Hawk

The Black Hawk, successor to the UH-1 Huey, is the Army's front-line utility helicopter used for air assault, air cavalry and medical evacuation.

- Carries 11 soldiers and their combat
- Can carry field commanders, electronic warfare equipment or



Identifying suspicious mail

What the FBI says are the warning signs that you may have received suspicious mail:



No return address
Misspelled words
tle
d
ng
r
id
ons or
ion on
trange
PERSONAL
Security Manager
292 N Harvie St.
Philedephia, PA 20565
SPECIAL DELIVERY
Too much postage
Protruding wires
DO NOT X RAY TAPE ENCLOSED
Restrictive markings

u should do
ail with care; don't ump
- Treat it as suspect; call 911
- Wash hands immediately with

Afghanistan's deadly tunnels

U.S. and allied soldiers trying to find Osama bin Laden will confront the maze of old irrigation tunnels that helped Afghan guerrillas fight the Soviet occupation in the 1980s.



Karez irrigation tunnels
Have been used for centuries to carry groundwater downhill from "mother wells" to lowland farms
Many have run dry and are now being used by Afghan guerrillas
Tunnels typically 3 ft. (1 m) high
Some tunnels large enough for trucks, tanks
Sand, silt
Clay
Bedrock
Guerrilla refuge
For 800 years, Afghans have fought invaders using karez tunnels for shelters, infiltration routes
Vertical shaft
Hideout room
Osama bin Laden, a civil engineer, designed and paid for enlargement of tunnels during 1980s war
Tunnels most common in southern, eastern Afghanistan

Anti-tunnel tactics
- Soviet forces used devastating "stereophonic blasting" against Afghans
  - Anti-tank mine exploded halfway down tunnel
  - Second, lower mine explodes an instant later
  - Deadly shock wave forced downward and through tunnel
- U.S. "bunker buster" bombs used in air attack on Taliban and al-Qaida forces
- U.S. fired cruise missiles against tunnels in 1998; failed to destroy terrorist hideouts there

We capture the moment with compelling photography



Action. Emotions. The overall scene. The context. The background. The aftermath. Images capture the moment and preserve it for examination or contemplation. Photographers – and the photo and layout editors who sort through and determine how best to display their work – serve as readers' eyes on the scene, in the neighborhoods and on the front line. (For more outstanding photography, visit www.knightridder.com/greatphotos)

This page: David Maialetti, Philadelphia Daily News. Opposite page: top left, Peter Tobia, The Philadelphia Inquirer; top right, Steven M. Falk, Philadelphia Daily News. Center: Jim MacMillan, Philadelphia Daily News. Lower left, Peter Tobia, The Philadelphia Inquirer; center, Tom Pennington, Fort Worth Star-Telegram; lower right, David P. Gilkey, Detroit Free Press.













We offer tools to help readers cope . . .

Finding the experts and getting advice quickly can be important. After the terrorist attacks, the next morning's newspapers helped parents decide how to answer questions and offer the right kind of reassurance.

Good journalism helps people translate the news, interpreting its effect on their own lives. Our coverage explored how all our lives would change and put a human face on the tragedy, turning the mind-numbing number of missing into individual faces and lives.

PHILADELPHIA DAILY NEWS
THE PEOPLE PAPER
MONDAY, SEPTEMBER 17, 2001 · SPECIAL REPORT

HOW OUR LIVES WILL CHANGE

COVERAGE BEGINS ON PAGE 3

Attack on America
Day 3 Coverage



FRIDAY, SEPTEMBER 14
TIMES•LE


Just
Like
Us

35¢

A14 WEDNESDAY, SEPTEMBER 12, 2001 · THE STATE, COLUMBIA, SOUTH CAROLINA · WWW.THESTATE.COM

AMERICA UNDER ATTACK

THE STORY & CHILDREN

WHAT DO YOU TELL THEM?

COMPILED BY ALLISON ASKINS · THE STATE

As FAMILIES NAVIGATE through the aftershock of Tuesday's attack on the World Trade Center and the Pentagon, mental-health and child-care experts urge parents to maintain as normal a routine and mood at home as possible.

Experts also advise parents to remember children will respond most strongly to parents' moods and reactions. Because of this, it is important to stay calm and level-headed when dealing with an incident of this magnitude.

Be honest and straightforward with children's questions, but reassure them about their safety.

Also, be aware that a child's emotions will evolve in situations of grave trauma. Sometimes behaviors related to the trauma do not surface until several days, weeks or months later.

"The underlying reason all children ask these questions is safety," said Beth Freeman, program director for school-based services for the S.C. Department of Mental Health.

"Think of answers that give children a sense of safety — even teen-agers."

Following are tips for dealing with concerns of children in various age groups.

FOR PRESCHOOLERS THROUGH SECOND-GRADERS

■ Keep your explanations simple and to the point.

Example: "A plane ran into a building and people were hurt." If they ask if anyone was killed, tell them yes, but don't offer more. Let your child lead the way.

■ If they ask you what the word "terrorism" means, tell them it is when one country tries to harm another. Children this age can only



HIGH-SCHOOLERS

■ While this age group can process more television than other age groups, an overabundance is not a good idea, experts say.

■ Too much exposure can bring on intense sadness or anxiety and if there is a history of depression, fear about this type of event can cause the depression to return.

■ Also, if another trauma is fresh in their lives, too much exposure to this event can bring back the anxieties related to the earlier event.

■ Be open to listen to your teen-agers. And be prepared to do more listening than talking. Don't be annoyed if the conversations tend to repeat themselves.

Behaviors to watch for: Detachment, self-consciousness about fears, post-traumatic acting out such as alcohol or drug use, radical changes in attitudes.

Suggested activity: In addition to your discussions, you might encourage your teen to keep a journal of his or her feelings. Keep commitments and routine as normal as possible.

... and give voice to public sentiment.

Columnists and editorial cartoonists capture a point of view, sometimes popular, sometimes not. The Miami Herald's Leonard Pitts struck a resounding chord with a piece, widely circulated on the Internet, that prompted more than 26,000 e-mails. Philadelphia Daily News editorial writer Frank Burgos' *Blood for Blood* also attracted comment, pro and con, from around the world. (Read the full text of these columns at www.knightridder.com/greatcolumns)



BLOOD FOR BLOOD — DAILY NEWS EDITORIAL

NOW, IT'S OUR TURN

REVENGE.

Hold on to that thought.

Go to bed thinking it. Wake up chanting it.

Because nothing less than revenge is called for today.

Give this to our enemies: it was a brilliant, coordinated attack. The targets were icons of America's might: the World Trade Center, which sits in the financial heart of the United States, and the Pentagon, the headquarters of our military. The weapons used were our airliners, filled with our fellow countrymen who, at knife point, were made part of the payload.

The image of United Flight 175 slamming into the World Trade Center will stay in our nightmares and the nightmares of our children. The knowledge that our fellow citizens jumped to their deaths rather than burn in the twin towers will haunt us. The smell of the fires from the Pentagon will linger long after the smoke clears. And the grief for our dead will be deep and enduring.

But give this to us, the people of the United States: We will rec[...] bury our dead and then, w[...] resolve, we will go after th[...]

We will demand nothing[...] and deadly response. We h[...] ful in the past with the te[...] who have attacked this co[...] condemned them and imp[...] sanctions, but we have no[...] down with murder in our [...]

Yesterday's attacks, how[...] a declaration of war again[...] States, a sneak attack eve[...] ing than the one on Pearl [...] ago. At least the Japanese[...] enough to attack a militar[...] time, our enemies went af[...] among them children.

In war, there are casualties. We had our number yesterday. It is time to inflict casualties of our own. And it shouldn't be "proportional" or just enough to send a [...]

We'll go forward from this moment



LEONARD PITTS JR.

It's my job to have something to say.

They pay me to provide words that help make sense of that which trou[...]merican [...] in this [...] airless [...]en hot [...] disbe[...]es, the [...] can find to say, [...]rds that seem to [...] addressed to the [...]uthor of this suf[...]

[...]buster, isn't the plot development from a Tom Clancy novel. Both in terms of the awful scope of their ambition and the probable final death toll, your attacks are likely to go down as the worst acts of terrorism in the history of the United States and, probably, the history of the world. You've bloodied us as we have never been bloodied before.

[...]of contradiction. I know my people, as you, I think, do not. What I know reassures me. It also causes me to tremble with dread of the [...]



GLENN McCOY

Glenn McCoy, Belleville News-Democrat







Robert Ariail, The (Columbia) State



MIKE THOMPSON
AIRPORT
WHERE DO YOU WISH TO TRAVEL TO?
SEPTEMBER 10TH

Our Internet subsidiary is responsible for overseeing the company's several online initiatives. Most prominent among them are the development of the Real Cities Network and a winning strategy in the competition for employment advertising on the Web.

Real Cities is a national network of 58 regional sites – including 16 of the nation's top 25 markets – offering the most comprehensive local information available online. In 2001, we brought into Real Cities 15 markets represented by Belo, three represented by Media General, and Milwaukee. They joined seven other affiliates, representing 11 additional markets.

Each site offers a variety of online services, including local news, sports, shopping, travel, career channels, interactive entertainment guides, classified ads, directories of local businesses and civic institutions, and live Webcasts for interviews and commentary. The depth of local content in each of these sites is unrivaled on the Web.

Also in 2001, we launched a groundbreaking technological platform for the network that offers unprecedented efficiency in updating information and sharing content among sites. It also allows collection – with permission – of information about customers, a marketing tool with immense implications for advertisers. By mid-February 2002, all the Knight Ridder and Real Cities partner sites had moved to this single unified platform, which makes updating the entire network as easy as updating a single Web site.

Knight Ridder Digital posted 5.9 million unique visitors in December, up 15% from the same month the previous year. The entire Real Cities Network registered 9.6 million visitors in December, making it second only to the entire aggregation of AOL Time Warner Local properties among local information networks on the Web. In December 2001, Real Cities had more unique visitors than DigitalCity.com, CitySearch, the local channel of Yahoo! or the city guide channel of MSN.

Revenue for the online division was $42.0 million, down only 3.5% in a year that was especially difficult for all advertising-based businesses. Expenses for the year were $73.5 million, for a net loss of $31.5 million (of which almost $7.2 million represented net payments to our newspapers – so, the actual loss to Knight Ridder was roughly $24.3 million). As anticipated, the loss for 2001 was significantly lower than the loss the previous year. Knight Ridder Digital's long-standing goal, for which it is on target, is to reach break-even on a run-rate basis by the end of 2002.

KNIGHT RIDDER DIGITAL REVENUE

In millions of dollars


43.5
42.0
31.4
17.9
98
99
00
01

Revenue was down only slightly despite the dot-com industry downturn.

KNIGHT RIDDER D

In the employment space, Knight Ridder is building a dynamic branded presence with CareerBuilder, a formerly independent and publicly traded company that was acquired in a partnership with Tribune Co. in 2000. At the time of the acquisition, CareerBuilder was in the business of providing recruitment services to branded Web sites such as those published by Bloomberg, USA Today, NBC and AT&T. It was also the author of two state-of-the-art technologies, "e-cruiting" and "Mega Job Search," positioning it as provider of the online recruitment industry's most targeted results for employers. Today, it is all of that plus the local sites of both Knight Ridder and Tribune.

In 2001, CareerBuilder was significantly strengthened in two ways. First, it acquired Headhunter.net, another publicly traded recruitment company on the Internet. A leading national job board in its own right, Headhunter also brought strengths in staffing agencies and health care – two areas where CareerBuilder had not been well represented. Headhunter has unusually strong management talent and a sales-driven culture rivaling CareerBuilder's own.

GITAL

UNIQUE VISITORS TO REAL CITIES NETWORK SITES

In millions (April 2001 to January 2002)

Source: Nielsen//NetRatings


6.5
6.1
9.2
9.6
9.3
11.1
10.0
10.0
9.6
11.6
A
M
J
J
A
S
O
N
D
J

Monthly unique visitors to the Real Cities Network increased more than 78% from April 2001 through January 2002. (A change in measurement methods precludes comparison of earlier months.)





Second, CareerBuilder launched a combination print/online branding campaign, most visible in the relabeling of all Knight Ridder and Tribune newspaper employment classified sections as CareerBuilder. In 2002, this campaign will be reinforced with television, radio, outdoor advertising and in-paper promotion in all Knight Ridder and Tribune markets. The combination of all these elements makes CareerBuilder a major challenger to Monster.com, the leading recruitment site on the Web.

By December 2001, with the acquisition closed but the efficiencies of scale not even begun to be realized, Headhunter had increased CareerBuilder's unique visitors by approximately 34%. In that same month, the combined CareerBuilder/Headhunter Network had 4.1 million unique visitors, according to Media Metrix, while Monster.com reported 3.9 million unique visitors. HotJobs had 2.7 million unique visitors according to Nielsen//NetRatings, leaving the combined CareerBuilder/Headhunter Network as the clear No. 2 in online recruitment.

The Charlotte Observer Sunday Classified Section

The Charlotte Observer
careerbuilder
In print. Online. Your future is here.

VEMBER 4, 2001

Employment Classified Advertising Section

Star-Telegram

careerbuilder

In print ... Any...

Go to ... .charlotte... careerbuild...

Employment Classified Advertising Section

THE KANSAS CITY STAR.

careerbuilder®

In print. Online. Your future is here.

Employment Classified Advertising Section

The Philadelphia Inquirer

careerbuilder®

In print. O... Anytim...

philly.com/careerbuilder

Employment Classified Advertising Section

CONTRA COSTA TIMES

careerbuilder

In print. Online. Anytime.

You spend ... salaries an... ...y not save ...

Sunday, October 28, 2001 www.broward.com/classified Call Classified Miami-Dade 305-350-2222 Broward 954-524-2535

Employment Classified Advertising Section

The Miami Herald

careerbuilder

miami.com/careerbuilder

..., NOVEMBER 18, 2001

Go to ...w.bayarea.com/ careerbuilder ...nd follow three easy steps:

1 SEARCH Thousands of local and ...

Fresh s... College ... final sen... lifestyle ... to sleep ... manage... to wake ... may war... classes ... just to g...

...R 4, 2001 1PC

Employment Classified Advertising Section

The Mercury News

careerbuilder®

In print. Online. Anytime.

bayarea.com/careerbuilder

...N...1. We'll Be Here Tomorrow... ...l Your Agency? ...: Medical Staffing Network

Saratoga Retirement Community New Campus Available Positions: • RN, LVN, CNA • Security (weekends ...

Working moms

More new mothers are staying home with their infant children instead of ...



Classified Ads

The Mercury News and **CareerBuilder** have your total ...

Knight Ridder had 32 daily and 25 nondaily newspapers at the end of 2001.

Newspaper operating revenue is derived primarily from the sale of newspaper advertising. Due to seasonal factors such as heavier retail selling during Christmas and Easter, advertising revenue fluctuates significantly throughout the year. Consecutive quarterly results are not uniform or comparable and are not indicative of the results over an entire year.

Each of Knight Ridder's newspapers is operated on a substantially autonomous basis by local management appointed by corporate headquarters in San Jose. Each newspaper is free to manage its own news coverage, set its own editorial policies and establish most business practices. Basic business policies, however, are set by the corporate staff in San Jose. Editorial services and quality control also are provided by the corporate staff.

Each newspaper is served by the company-owned news bureau in Washington, D.C. Supplemental news, graphic and photographic services provided by Knight Ridder/Tribune Information Services, Inc. (KRT), a partnership between Knight Ridder and Tribune Co., include editorial material produced by all Knight Ridder newspapers, by Knight Ridder's 15 foreign correspondents and by a number of other newspapers. The services are distributed through another Knight Ridder and Tribune Co. partnership.

All of the company's newspapers compete for advertising and readers' time and attention with broadcast, satellite and cable television, the Internet and other computer services, radio, magazines, nondaily suburban newspapers, free shoppers, billboards and direct mail. In some cases, the newspapers also compete with other newspapers published in nearby cities and towns – particularly in Miami, St. Paul and Fort Worth. In Detroit and Fort Wayne, Knight Ridder has joint operating agreements with a second newspaper. The rest of Knight Ridder's newspapers are the only daily and Sunday papers of general circulation published in their communities.

The newspapers rely on local sales operations for local retail and classified advertising. The larger papers are assisted by Newspapers First and by the Newspaper National Network in obtaining national or general advertising.

The table below presents the relative percentage contributions by individual papers to the company's overall operating revenue in 2001, 2000 and 1999. The percentage contributions of each paper to operating revenue are not necessarily indicative of contributions to operating profit.

Newsprint

Knight Ridder consumed approximately 661 thousand metric tons of newsprint in 2001, excluding Detroit. Approximately 15.4% of the company's total operating expenses during the year were for newsprint. Purchases are made under long-term agreements with 16 newsprint producers. Knight Ridder purchased 67.9% of its annual consumption from 15 mills in the United States, 31.8% from 17 mills in Canada and 0.3% from other offshore sources. Management believes that current sources are more than adequate to meet current demands.

NEWSPRINT CONSUMPTION

In millions of dollars



619
618
639
650
649
623
752
794
801
817
701
91
92
93
94
95
96
97
98
99
00
01

Newsprint consumption declined 14.2% due to decreased advertising and press web-width reduction programs that reduced the physical size of most newspapers.

Approximately 81% of the newsprint consumed by the company contained some recycled content; the average content of these rolls was 49.8% recycled fiber. This translates into an overall recycled newsprint average of 40.3%.

	2001	*2000*	*1999*
Sources of Knight Ridder Newspaper Operating Revenue			
The Philadelphia Inquirer and Philadelphia Daily News	17.3%	18.3%	18.8%
The Miami Herald and el Nuevo Herald	10.9	10.3	10.4
The Kansas City Star	9.0	8.6	8.5
San Jose Mercury News	8.7	10.3	9.5
Fort Worth Star-Telegram	7.7	7.4	7.3
The Charlotte Observer	6.0	5.8	6.1
Contra Costa Newspapers	4.4	4.5	4.1
St. Paul Pioneer Press	3.9	3.8	4.0
Akron Beacon Journal	3.1	3.2	3.3
All other	29.0	27.8	28.0
	100.0%	100.0%	100.0%

Knight Ridder is a one-third partner with Cox Enterprises and Media General, Inc., in SP Newsprint Co., formerly Southeast Paper Manufacturing Co. It is the fourth-largest newsprint manufacturing company in North America.

SP's mill in Dublin, Ga., produces more than 500,000 metric tons per year of 100% recycled-content newsprint. Its plant in Newberg, Ore., produces more than 363,000 metric tons per year of newsprint with at least 40% recycled content.

The following table presents for each newspaper the average daily and Sunday circulation and City Zone household coverage for the 2001 audit year and the advertising volume for the year ended Dec. 30, 2001. The year 2001 circulation year-end for each publication listed below varies and is determined by the Audit Bureau of Circulations (ABC).

			Advertising Volume (In 000s of Six-Column Inches)					
			Run-of-Press				*City Zone Household Penetration %*	
	*Circulation **		*Full-Run*			*Factored*		
Publication	*Daily*	*Sunday*	*Retail*	*General*	*Classified*	*Part-Run*	*Daily*	*Sunday ABC*
Aberdeen American News	16,126	18,131	324.7	13.2	220.0	14.9	70.0	80.2
Akron Beacon Journal	141,567	194,834	483.0	113.6	791.0	21.7	50.4	67.4
Belleville News-Democrat †	53,565	63,289	554.6	25.0	397.1	34.6	52.0	62.8
The (Biloxi) Sun Herald †	49,298	57,581	515.7	32.0	589.4		48.5	57.2
Bradenton Herald †	43,191	51,621	534.2	49.9	518.1	9.8	41.4	49.5
The Charlotte Observer †	242,125	294,666	769.2	173.9	891.1	288.4	49.6	59.6
The (Columbia) State †	120,458	156,717	577.4	56.6	572.8	20.0	41.9	57.7
Columbus Ledger-Enquirer	51,541	64,378	487.4	38.5	601.4	20.6	46.5	58.6
Contra Costa Newspapers †	183,466	195,980	1,745.6	417.1	2,194.9		41.2	44.1
Detroit Free Press [(a)] [(b)]	365,168	743,293	423.6	162.5	609.4		16.9	34.8
Duluth News Tribune	47,718	71,719	377.6	29.4	332.6	6.2	56.2	76.4
The (Fort Wayne) News-Sentinel–PM [(c)] †	46,717		576.8	87.7	788.8	118.1	31.0	64.1
Fort Worth Star-Telegram	235,622	331,059	881.0	145.0	1,356.4	183.4	34.9	47.7
Grand Forks Herald	33,828	34,684	293.0	33.2	213.1	9.5	61.7	67.3
The Kansas City Star	274,152	386,805	757.2	164.4	1,102.1	87.4	38.1	52.5
Lexington Herald-Leader †	118,143	152,434	636.1	44.6	544.1	85.2	50.2	63.9
The Macon Telegraph	69,420	90,491	464.1	25.4	509.2	46.0	37.8	49.2
(Miami) el Nuevo Herald	88,317	95,941	148.9	31.3	113.2		9.7	10.5
The Miami Herald	314,445	430,080	822.2	251.5	828.5	349.6	25.0	34.6
The Monterey County Herald †	35,150	37,885	385.2	18.3	436.2		51.3	55.6
The (Myrtle Beach) Sun News	48,302	58,108	610.8	42.1	744.4	25.2	69.0	79.6
Olathe News	6,332	6,365	104.7		111.8		14.3	14.2
Philadelphia Daily News [(d)]	140,229		292.8	85.9	451.6		16.8	
The Philadelphia Inquirer [(d)]	388,671	778,657	801.8	274.7	594.3	328.6	20.0	42.6
St. Paul Pioneer Press	197,477	258,427	458.6	146.8	545.0	18.0	21.6	28.5
San Jose Mercury News †	287,383	326,839	1,067.7	287.9	1,400.9	31.6	39.0	44.4
The (San Luis Obispo) Tribune †	37,501	40,540	457.6	26.1	541.0	32.7	47.4	49.7
(State College) Centre Daily Times †	25,682	32,633	396.9	8.8	380.4	12.8	52.1	61.6
Tallahassee Democrat	48,638	65,551	493.3	25.3	550.1	31.7	38.0	48.6
The (Warner Robins) Daily Sun–PM †	7,377	8,135	271.6	19.2	172.5		20.2	22.0
The Wichita Eagle †	90,191	153,055	397.0	33.6	496.6	119.6	40.0	62.0
(Wilkes-Barre) Times Leader †	49,851	69,525	528.8	33.6	599.4	30.8	49.0	57.4
Totals/Averages	3,857,651	5,269,423					38.9%	51.7%

* *Circulation numbers are based on the most recent ABC audit. Daily penetration is computed based on the weighted average of daily circulation, as reported to the ABC. On the average, 78% of daily circulation and 71% of Sunday circulation were home-delivered in 2001.*

† *2001 ABC audit not yet finalized; the 2000 ABC audit is used.*

(a) *Knight Ridder reports 100% of the total circulation for the daily Free Press and 100% of the combined Sunday edition. The average daily circulation figure in this table includes only Monday through Friday, because the Saturday paper is a combined edition. The JOA partner (The Detroit News–PM) had circulation of 237,697 daily. Linage statistics include 50% of both papers.*

(b) *This table provides linage totals for Knight Ridder's share of the Detroit Newspapers JOA. However, Knight Ridder's share of advertising linage for Detroit Newspapers is excluded from the consolidated advertising linage statistics in other parts of this report to be consistent with revenue totals. Under FASB guidelines, Knight Ridder's share of Detroit Newspapers' revenue and expenses is shown as a net amount in the "other revenue" line.*

(c) *The News-Sentinel does not publish a Sunday edition. The JOA partner (The Journal Gazette–AM) had daily circulation of 59,342 and Sunday circulation of 130,014. Linage statistics include both papers.*

(d) *The Philadelphia Daily News does not publish a Sunday edition. Philadelphia Newspapers reports factored part-run volume on a combined basis.*

SP provides recycled-content newsprint to its owners and more than 200 publishers and commercial printers. Its SP Recycling Corp. subsidiary recycles more than 1.2 million short tons of recovered material annually.

Knight Ridder also owns a 13.5% equity share of Ponderay Newsprint Company in Usk, Wash., which produced more than 242,000 metric tons of newsprint in 2001.

Knight Ridder's purchases from these two newsprint companies will represent approximately 46% of its annual consumption, providing an important hedge against price volatility and a secure source of supply.

Properties

Knight Ridder has daily newspaper facilities in 28 markets situated in 17 states. These facilities vary in size from 8,000 square feet at The Buyer's Guide in Warner Robins, Ga., to 2.9 million square feet in Philadelphia. In total, they occupy about 8.1 million square feet. Approximately 1.7 million of the total square footage is leased from others. Virtually all of the owned property is owned in fee. The company owns substantially all of its production equipment, although certain office equipment is leased. The company also owns land for future expansion in Columbus and Macon, Ga., Kansas City and Detroit.

Knight Ridder properties are maintained in excellent condition and are suitable for current and foreseeable operations. During the three years ended Dec. 30, 2001, the company spent approximately $295.1 million for additions to property, plant and equipment.

Technology

The focus in 2001 was on launching the implementation of new technology standards created by several task forces. Network security was also a major focus; we completed an assessment of our overall network architecture and the documentation of many standards and security policies.

The Tallahassee Democrat, Lexington Herald-Leader and The (Fort Wayne) News-Sentinel implemented new advertising systems, and the St. Paul Pioneer Press installed a new editorial system.

General Advertising Sales

Knight Ridder newspapers depend most heavily on two agents for the sale of general advertising.

Newspapers First, a national advertising sales cooperative, is the primary sales representative for many of Knight Ridder's newspapers, many of the leading newspaper groups and several leading independents. It acts as an interface to national advertisers across the country.

Newspaper National Network, Knight Ridder's second general sales agent, was established in 1994 to focus national selling on behalf of the newspaper industry. It represents all Knight Ridder newspapers and more than 500 others. Like Newspapers First, it offers "one-stop shopping" and "one-order, one-bill."

Knight Ridder/Tribune

Knight Ridder/Tribune Information Services, Inc. (KRT), a joint venture of Knight Ridder and Tribune Co., offers stories, graphics, illustrations, photos and paginated pages for print publishers; news animations, over-the-shoulder graphics and sweeps news specials for TV broadcasters; and Web-ready content for online publishers.

In 2001, KRT again significantly improved its profitability by increasing margins for its business, general news and photo services and by reducing the cost of delivering its products through the Web.

Working with Newscom, another KR-Tribune joint effort, KRT dramatically improved its Web delivery site, KRT Direct, resulting in dramatic gains in spot sales in the fourth quarter and opening up new sales and promotion opportunities for 2002.

PROTECTING THE ENVIRONMENT

Knight Ridder continues its commitment to protect the environment, the health of its employees and the communities in which it operates. Knight Ridder's businesses – newspaper publishing and online publishing – generate virtually no hazardous waste or materials.

Knight Ridder is widely recognized as an industry model for newsprint recycling. In 2001, 81% of the newsprint used by Knight Ridder newspapers was made up of some recycled fiber; the average content was 49.8% recycled fiber. This translates into an overall recycled newsprint average of 40.5%. The goal is for 100% of the newsprint consumed by Knight Ridder to have an average content of 40% recycled fiber.

During 2001, all of Knight Ridder's newspapers collected and recycled press waste, newspaper returns, silver residue from film processing, scrap film and printing plates.

Water-based or organically based soybean oil color inks were used at all newspapers, helping to protect the environment. Knight Ridder uses flexographic presses at many of its operations. Flexo printing emits minimal volatile organic compounds and no hazardous air pollutants.

None of the inks used by Knight Ridder contains solvents. The ink wastes are classified as nonhazardous by the Environmental Protection Agency. The newspapers minimize waste and recycle inks.

Biodegradable fountain solutions were used on offset presses. Use of nonsolvent-based cleaning solutions increased. Solvent-based solutions are recycled or blended into alternate fuels.

Knight Ridder has a Statement of Environmental Principles, which may be viewed online at www.knightridder.com/environment. Adopted by the Knight Ridder Board in 1991, it says, in part, "We will assign responsibility for environmental activity oversight to a senior company executive. We will perform periodic reviews and audits to help assure that effective programs and practices are consistent with these principles. Ultimate oversight of our environmental activities will be entrusted to a committee of the Board of Directors."

POPULATION (MSA) 5.1 million
METRO MARKET *4th largest in U.S.*
2001 REVENUE $526.9 million
PENETRATION (City Zone)
Inquirer 20.0%
Daily News 16.8%
Sunday 42.6%



Publisher Bob Hall

Philadelphia Newspapers, Inc. (PNI), publishes two of the most respected and nationally acclaimed newspapers in the country: The Philadelphia Inquirer and the Philadelphia Daily News. The Inquirer, Philadelphia's largest newspaper, long renowned for its excellence in reporting, has won 18 Pulitzer Prizes. The Daily News, the city's second-largest newspaper, is embraced by readers for its in-depth sports coverage, local investigative reporting and editorial flair.

The primary market area for these two papers spans nine counties throughout southeastern Pennsylvania and southwestern New Jersey. The region contains more than 1.9 million households, making it the nation's fourth-largest metropolitan area.

Highlights for 2001:

- streetsmart – This high-tech Total Market Coverage program, featured in the June 18 edition of Editor & Publisher, generated $4.2 million in revenue from more than 250 advertisers in its first full year of operation.
- Inquirer Magazine – A new weekly magazine combines the popular Inquirer Magazine and TV Week. With longer shelf life, shorter deadlines, premium ad positions and an expanded audience, this provocative fresh look at people and events has shown strong acceptance by readers and advertisers.
- Daily News redesign – The paper was successfully redesigned to appeal to a wider audience and to emphasize the newspaper's daily newsmagazine philosophy. Readers accepted the new look and smaller page size well.
- Broad Street Publishing – PNI's magazine publishing division held a steady profit margin on revenue of $4.2 million. Plans are being made to add four titles to the existing five and to expand a publication targeted at the active adult housing market.

Advertising revenue in 2001 was down due to an economic slowdown that worsened after the terrorist attacks.

Retail revenue was further impacted by advertiser bankruptcies in the consumer electronics and computer categories. National revenue performed below that of the prior year due to the decline in high-tech business and in the transportation/travel segment. Classified revenue was hit hardest from the slowing economy, with sharp losses in employment revenue. On a positive note, automotive, telecommunications and pharmaceuticals grew, albeit not enough to offset the losses in recruitment advertising.

The population of the Philadelphia Primary Metropolitan Statistical Area is expected to grow 1.1% between 2001 and 2006, compared with 4.3% for the United States. In 2001, Philadelphia had per capita income 13.5% above the U.S. average; in 2006, it is projected to be 12.6% above.

This table presents the average audited circulation for The Philadelphia Inquirer and Philadelphia Daily News for the years ended March 2001, 2000 and 1999. Advertising linage and revenue amounts are for the fiscal years 2001, 2000 and 1999.

	2001		*2000*		*1999*	
	Inquirer	*Daily News*	*Inquirer*	*Daily News*	*Inquirer*	*Daily News*
Average Circulation						
Daily	388,671	140,229	395,152	147,641	407,426	151,822
Sunday	778,657		811,909		838,296	
Advertising Linage (In 000s of six-column inches)						
ROP Full-Run						
Retail	801.8	292.8	1,004.6	371.7	989.1	363.5
General	274.7	85.9	329.2	116.6	317.3	100.8
Classified	594.3	451.6	694.7	438.5	781.7	379.4
Total	1,670.8	830.3	2,028.5	926.8	2,088.1	843.7

	Combined	*Combined*	*Combined*
Advertising Revenue (In 000s)			
Retail	$169,945	$179,562	$179,766
General	84,251	95,868	91,274
Classified	146,642	190,222	191,752
Total	$400,838	$465,652	$462,792
Circulation Revenue (In 000s)	$117,017	$118,123	$121,893

POPULATION (Miami/Fort Lauderdale) 3.9 million
COMBINED METRO MARKET 8th in U.S.
2001 REVENUE
Herald $300.9 million
el Nuevo Herald $30.7 million
PENETRATION (Miami City Zone)
Herald daily 25.0%
el Nuevo Herald daily 9.7%
Herald Sunday 34.6%
el Nuevo Herald Sunday 10.5%


Publisher Alberto Ibargüen

The Miami Herald Publishing Co. (MHPC) is Florida's largest newspaper company. It publishes The Miami Herald, el Nuevo Herald, an International Edition of The Miami Herald, in-flight magazines, hotel tourist books, an apartment real estate magazine and two weekly free-distribution magazines, StreetMiami and The Jewish Star Times.

The Miami Herald is sold in South Florida and 33 Latin American and Caribbean countries. El Nuevo Herald serves the growing Spanish-speaking population of South Florida and is the nation's second-largest Spanish-language publication. It is generally considered the premier Spanish-language newspaper in the United States.

Year-over-year advertising revenue declined by low single digits. The major contributors were a softening economy and the decline in travel and tourism. Retail advertising grew by low single digits. General advertising posted low single-digit growth due to gains in travel and automotive. Declines in recruitment advertising led to a decline in classified in the low double digits. Herald Direct, the direct marketing company, grew more than 20%. El Nuevo Herald revenue grew in the mid single digits on the strength of double-digit retail advertising gains. The in-flight magazine and hotel book business doubled.

During 2001, MHPC:

- Conducted, along with USA Today, the first authoritative detailed review of the 2000 presidential balloting in Florida. The review provided impetus to the Florida Legislature's election reform.
- Won the Pulitzer Prize for breaking news for the coverage of the INS raid that led to the removal of Elián González from the home of relatives in Miami and his return to Cuba.
- Broke stories about the activities of terrorists in South Florida and scooped competitors with coverage of anthrax in the region.
- Launched an initiative to sell print and online recruitment advertising and branded the Sunday recruitment section CareerBuilder.
- Signed contracts for new hotel books to expand reach into Latin American and Caribbean travel and tourism sectors.
- Signed an agreement to produce the in-flight magazine for American Eagle – the world's largest regional carrier.
- Started Herald Integrated Marketing, which places advertising across all media.
- Published a number of profitable special sections in el Nuevo Herald focusing on Venezuela, Panama, Colombia and Central America.
- Implemented incentives that maintained revenue levels in the Travel and Cultural Arts advertising categories.

A new entertainment/shopping complex is under construction in Coral Gables, and plans are in the works for another mall in West Miami-Dade.

The Miami-Fort Lauderdale combined population is expected to grow 6.6% between 2001 and 2006, compared with 4.3% for the United States. In 2001, the area had per capita income 11.7% below the U.S. average; by 2006, it is projected to be 18.6% below.

This table presents average audited circulation for The Miami Herald and el Nuevo Herald for the years ended June 2001, 2000 and 1999. Advertising linage and revenue amounts are for the fiscal years 2001, 2000 and 1999.

	2001		2000		1999	
	Miami Herald	el Nuevo Herald	Miami Herald	el Nuevo Herald	Miami Herald	el Nuevo Herald
Average Circulation						
Daily	314,445	88,317	326,411	87,071	327,387	81,941
Sunday	430,080	95,941	441,561	95,075	448,897	88,940
Advertising Linage (In 000s of six-column inches)						
ROP Full-Run						
Retail	822.2	148.9	870.7	121.1	486.2	414.0
General	251.5	31.3	396.1	57.7	193.8	149.0
Classified	828.5	113.2	858.1	104.4	462.5	349.8
Total	1,902.2	293.4	2,124.9	283.2	1,142.5	912.8
Advertising Revenue (In 000s)						
Retail	$115,427	$12,566	$113,182	$10,232	$111,734	$10,115
General	55,610	5,444	54,688	5,616	49,134	4,979
Classified	88,634	6,587	99,375	6,741	98,806	6,221
Total	$259,671	$24,597	$267,245	$22,589	$259,674	$21,315
Circulation Revenue (In 000s)	$ 38,650	$ 6,070	$ 39,156	$ 5,250	$ 40,917	$ 5,133

POPULATION (MSA) 1.8 million
METRO MARKET 28th largest in U.S.
2001 REVENUE $274.3 million
PENETRATION (A newspaper-designated market, a five-county area comparable to a City Zone)
Daily 38.1%
Sunday 52.5%


Publisher Art Brisbane

The Kansas City Star serves the Kansas City metropolitan area. The Star's primary market consists of 11 counties in Kansas and Missouri.

Advertising revenue was down slightly in 2001. Economic conditions, including slowed job growth, affected revenue in classified recruitment advertising. In retail, large-account advertising showed gains. General advertising was up 15%.

During 2001, The Star:

- Worked to increase subscription retention.
- Redesigned Preview, the entertainment section.
- Launched Arts, a niche publication focusing on the fine arts community.
- Developed a women's lecture series event.
- Strengthened community ties to content through more than 10 in-depth special reports, some of which resulted in huge public response and local governmental action.
- Won three of journalism's most prestigious awards:

(1) The Goldsmith Award for Investigative Reporting, given by Harvard University's John F. Kennedy School of Government to reporter Karen Dillon for a series about police nationwide violating state law to keep millions of dollars in forfeited drug money; (2) The Society of Professional Journalists/Sigma Delta Chi Excellence in Journalism Award, given to Judy Thomas for an investigative series on the Catholic priesthood and the AIDS epidemic; and (3) The National Headliner Award for features, given to Eric Adler for a series about an underprivileged cheerleader's dreams of going to college.

Kansas City Star Books added seven titles to its list of regional books in 2001, including further expansion of its highly successful series focusing on historical Kansas City Star quilt patterns.

Kansas City mirrored the economic conditions present throughout the country, but in some cases to a lesser degree. Rising levels of unemployment were below those seen nationally. By comparison, the national jobless rate in October was 5.4% versus the Kansas City market rate of 3.9% for the same period.

Many strong economic factors are present in the Kansas City market. Several large businesses are maintaining and even increasing operations in the Kansas City area, including H&R Block, Kohl's, John Deere and State Street Bank. In addition, the influx of new home mortgages and loan refinancing have helped the Kansas City home market remain steady. Kansas City's cost of living consistently falls below the U.S. average.

The population of the Kansas City Metropolitan Statistical Area is expected to grow 3.9% between 2001 and 2006, compared with 4.3% for the United States. Kansas City in 2001 had per capita income 6.9% above the U.S. average; in 2006, it is projected to be 7.6% above.

This table presents the average audited circulation for The Star for the years ended March 2001, 2000 and 1999. Advertising linage and revenue amounts are for the fiscal years 2001, 2000 and 1999.

	2001	2000	1999
Average Circulation			
Daily	274,152	281,270	287,416
Sunday	386,805	395,214	401,262
Advertising Linage (In 000s of six-column inches)			
ROP Full-Run			
Retail	757.2	880.0	962.7
General	164.4	153.1	133.6
Classified	1,102.1	1,082.3	1,105.9
Total	2,023.7	2,115.4	2,202.2
Advertising Revenue (In 000s)			
Retail	$110,156	$112,218	$105,936
General	25,001	21,719	18,948
Classified	74,923	89,057	84,546
Total	$210,080	$222,994	$209,430
Circulation Revenue (In 000s)	$ 57,788	$ 56,356	$ 56,707

POPULATION (MSA) 1.7 million
METRO MARKET 31st largest in U.S.
2001 REVENUE $266.7 million
PENETRATION (City Zone)
Daily 46.7%
Sunday 52.3%

The San Jose Mercury News, the newspaper of Silicon Valley, serves one of the most prosperous and diverse markets in the nation. Circulation is concentrated in Santa Clara County, which includes San Jose, California's third-largest city, and Palo Alto, the home of Stanford University. The region is the world leader in technology, receives one-third of the nation's venture capital and ranks second nationally in exports.

The Silicon Valley economy has been hit hard by decreasing technology sales and the dot-com bust. Help-wanted advertising has been impacted most, suffering a more than 50% loss versus prior year. Looking ahead into 2002, this category is expected to remain soft as technology companies continue to tightly control costs.

National advertising also declined in 2001, particularly in categories having to do with technology: computer hardware and software, dot-com and telecommunications. The primary growth strategy in national is "the Bay Area buy" in which Mercury News and Contra Costa Times advertising is sold as a package. This provides national advertisers the best demographics in the Bay Area and gives Knight Ridder newspapers a competitive edge in the marketplace.

To stem market losses in retail, programs were put in place to drive frequency. Heading into 2002, retail's focus will be primarily on midsize accounts, where decision-makers are local and significant advertising budgets exist with other media.

In 2001, there was an 86% increase in real estate advertising. This occurred as home sales slowed, leading Realtors to advertise to move inventory. New products and sales initiatives are planned to keep the category growing in 2002.

Some highlights of the year:

- Increased editorial coverage of the Peninsula, an affluent area between San Francisco and Santa Clara County.
- Expanded sports section, including NFL Monday and high-school sports.
- Arrival of nationally acclaimed sports columnist Skip Bayless.
- Doubling of pay-by-credit-card subscriptions, improving retention.
- Conversion to a 50-inch web press format.
- Reduction of expenses, including a voluntary buyout program.

Job growth in the San Jose Primary Metropolitan Statistical Area (PMSA) is expected to be 2.9% between 2001 and 2005, with an additional 30,000 jobs created between now and 2005 (Source: Economy.com, Sept. 24, 2001).

The population of the San Jose Primary Metropolitan Statistical Area is expected to grow 4.2% between 2001 and 2006, compared with 4.3% for the United States. In 2001, San Jose had income per capita 57.6% above the U.S. average; in 2006, it is projected to be 62.7% above.



Publisher Joe Natoli

This table presents average unaudited circulation for the Mercury News for the year ended September 2001 and audited circulation for the years ended September 2000 and 1999. Advertising linage and revenue amounts are for the fiscal years 2001, 2000 and 1999.

	2001	2000	1999
Average Circulation			
Daily	276,166*	287,383	289,413
Sunday	309,520*	326,839	332,669
Advertising Linage (In 000s of six-column inches)			
ROP Full-Run			
Retail	1,067.7	1,097.0	1,042.3
General	287.9	458.3	379.9
Classified	1,400.9	1,696.2	1,534.1
Total	2,756.5	3,251.5	2,956.3
Advertising Revenue (In 000s)			
Retail	$ 76,500	$ 81,199	$ 79,220
General	36,797	54,130	43,502
Classified	116,987	171,750	144,266
Total	$230,284	$307,079	$266,988
Circulation Revenue (In 000s)	$ 28,671	$ 30,732	$ 32,212

* 2001, unaudited

POPULATION (MSA) 1.7 million
COMBINED METRO MARKET 30th largest in U.S.
2001 REVENUE $236.1 million
PENETRATION *(City Zone)*
Daily 34.9%
Sunday 47.7%

The Star-Telegram serves the western portion of the Dallas/Fort Worth market. The four-county Fort Worth/Arlington market is the third largest in Texas and is projected to be one of the nation's 10 fastest-growing major metropolitan areas over the next five years in terms of both population and jobs.

Overall revenue was down due to the losses sustained in help-wanted advertising. Operating income declined slightly despite aggressive cost control measures.

Retail revenue was up slightly due to continued growth in preprints and new retailers moving into the market. This growth was able to overcome significant losses from several major retailers that closed in 2001.

General revenue was also up marginally in 2001, due primarily to the pharmaceutical category and to Texas' deregulation of the energy industry.

Classified revenue was down overall, again as a result of double-digit losses in help wanted; but it was somewhat mitigated by significant gains in automotive and real estate. Local unemployment increased to nearly 4.5% from 3% during the year, but new home construction grew more than 10% for 2001.

Circulation revenue was up more than 3% for the year.



Publisher Wes Turner

During 2001, the Star-Telegram:

- Fine-tuned its highly successful, intensely zoned approach to local news, advertising and customer service.
- Consolidated both breaking and feature-oriented local and community news into a live news section on Sunday.
- Saw the closure of a major daily competitor, the Arlington Morning News, after a five-year battle; it became a zoned section in the Dallas Morning News five days a week.
- Continued product enhancements based on extensive reader input, creating a number of faster-read news options and providing more utilitarian information (e.g., health, personal finance, family matters, personal technology, etc.) in a daily "News 2 Use" page.

Despite the national economic downturn and selected local industry and retail shortcomings, the diversified local economy continues to operate above national and state norms. Across a broad spectrum of aerospace, airlines, telecommunications, business services, technology, financial services and more, Fort Worth/Arlington is ideally positioned for continued growth. The number of jobs continues at record levels, with greater than 2% growth still projected for 2002. Fort Worth is home to such Fortune 500 companies as American Airlines, RadioShack Corporation and Burlington Northern Santa Fe Railroad.

Fort Worth/Arlington's population is expected to grow 7.4% between 2001 and 2006, compared with 4.3% for the United States. In 2001, Fort Worth/Arlington had per capita income 8.3% above the U.S. average; in 2006, it is projected to be 9.8% above.

This table presents the average audited circulation for the Star-Telegram for the years ended March 2001, 2000 and 1999. Advertising linage and revenue amounts are for the fiscal years 2001, 2000 and 1999.

	2001	2000	1999
Average Circulation			
Daily	235,622	239,979	244,999
Sunday	331,059	334,601	342,353
Advertising Linage (In 000s of six-column inches)			
ROP Full-Run			
Retail	881.0	994.6	1,168.5
General	145.0	141.4	109.6
Classified	1,356.4	1,314.2	1,228.7
Total	2,382.4	2,450.2	2,506.8
Advertising Revenue (In 000s)			
Retail	$103,096	$101,057	$100,280
General	20,095	19,902	15,727
Classified	78,834	84,693	79,615
Total	$202,025	$205,652	$195,622
Circulation Revenue (In 000s)	$ 30,833	$ 29,919	$ 30,105

POPULATION (MSA) 4.5 million
METRO MARKET 6th largest in U.S.
2001 REVENUE (50% of Detroit Newspapers' revenue)* $208.0 million
PENETRATION (City Zone and Retail Trading Zone)
Free Press 16.9%
Detroit News 10.9%
Sunday 34.8%


Publisher Heath Meriwether

The Detroit Free Press is Michigan's largest and oldest daily newspaper and is sold primarily in the six-county area surrounding Detroit. It covers and is sold throughout the state; Windsor, Ontario, Canada; and Toledo, Ohio. Its daily online Web sites are considered authoritative and receive hundreds of thousands of page views daily.

The Detroit Free Press is published in combination with The Detroit News by Detroit Newspapers (DN), a joint operating agency formed in 1989 to combine the business operations of the two partners, Knight Ridder and Gannett Co. The profits (or losses) are split equally. The Free Press, owned by Knight Ridder, is a morning paper; The News, owned by Gannett, is an evening paper. On weekends and holidays they publish combined editions. The Sunday paper ranks seventh in circulation in the nation; the daily Free Press ranks 18th. Circulation grew 1.3% in 2001.

Detroit is home to world headquarters for General Motors and Ford Motor Company, as well as DaimlerChrysler's North American operations. The Michigan economy faces some stiff challenges in the year ahead.

In 2001, the Free Press:

- Produced the top-selling book for the city's 300th anniversary (while the Free Press celebrated its 170th birthday).
- Took a hard look at the number of prisoners who had died in police custody throughout the Metro area and found that many deaths were avoidable – caused by inadequate medical treatment or failure to monitor suicidal prisoners. The stories prompted law enforcement agencies to revise their policies.
- Received a $536,000 grant from The Skillman Foundation to deliver Yak's Corner and the Free Press to every third-, fourth- and fifth-grader in Detroit. Average daily circulation will increase by several thousand under the two-year grant.

Significant market developments included:

- Construction of a football stadium, to open downtown in 2002.
- The announcement that Compuware, the world's eighth-largest software company, will open its new downtown Detroit headquarters in 2003.

Circulation has continued to rise. Circulation as of March 30, 2001, was at approximately 68% of the level prior to a 1995 strike for the daily Free Press and 66.7% of the combined Sunday paper.

The population of the Detroit Primary Metropolitan Statistical Area is expected to grow 1.1% between 2001 and 2006, compared with 4.3% for the United States. In 2001, Detroit had per capita income 10.8% above the U.S. average; in 2006, it is projected to be 11.4% above.

The following table shows average audited circulation for the Free Press for the years ended March 31, 2001, 2000 and 1999. Advertising linage and revenue amounts are for the fiscal years 2001, 2000 and 1999.

	2001	2000	1999
Average Circulation			
Morning (Detroit Free Press)	365,168	362,841	373,667
Evening (The Detroit News)	237,697	239,503	240,126
Combined editions:			
Saturday	555,724	581,390	594,247
Sunday	743,293	764,391	791,404
Advertising Linage (In 000s of six-column inches)*			
ROP Full-Run			
Retail	423.6	487.2	520.8
General	162.5	192.5	167.4
Classified	609.4	584.1	621.6
Total	1,195.5	1,263.8	1,309.8
Advertising Revenue (In 000s)*			
Retail	$ 75,411	$ 79,217	$ 82,006
General	27,549	31,303	28,264
Classified	48,988	57,440	64,082
Total	$151,948	$167,960	$174,352
Circulation Revenue (In 000s)*	$ 51,205	$ 51,832	$ 53,083

* This table provides revenue and linage figures for Knight Ridder's share of Detroit Newspapers. In all other parts of this report, under new FASB guidelines, Knight Ridder's share of revenue and expenses is included as a net amount in the "other revenue" line.

POPULATION (MSA) 1.5 million
METRO MARKET 41st largest in U.S.
2001 REVENUE $182.4 million
PENETRATION (City Zone)
Daily 46.0%
Sunday 56.0%

The Charlotte Observer, the largest-circulation daily between Washington, D.C., and Atlanta, serves 22 counties in the central Carolinas, with a primary market area of nine counties. A regional, general interest newspaper, it provides local, regional, national and international coverage, with emphasis on business, health care, sports and religion.

Significant recent events for The Observer:

- 24 awards from the North Carolina Press Association; Society of Professional Journalists Green Eyeshade Award for Best in Show; Society for News Design silver medal.
- Major investigative stories: *Death at the Track*, examining safety issues in motorsports; *Grave Secrets*, revealing medical examiner problems in North Carolina; *On Guard for the Elderly*, unmasking scams preying on seniors.

The region's strong economic engine slowed in 2001. On top of the national slowdown, reductions at major banks created unease. Retail advertising gained primarily with small local retailers.


Publisher Peter Ridder

In classified, lower interest rates fueled growth in automotive and lower-end real estate. Recruitment revenue worsened as layoffs continued. The largest upscale mall spent the year under construction and plans expansion to include two new major department stores – Nordstrom and Saks. But the slowing economy delayed openings.

Categories driving the economy are financial, business service, distribution and manufacturing. Fortune 500 headquartered firms are Bank of America, First Union/Wachovia, Royal Insurance, Goodrich Corporation, Duke Energy and SPX.

Product improvements and additions in 2001:

- Conversion to 50-inch web and complete redesign of the newspaper's format.
- Introduction of Real Estate Record, covering the region's commercial market.
- Beginning Mortgage Trak, an in-paper and online mortgage service introduced in Charlotte and expanded to three other Knight Ridder markets.
- Strengthening of the circulation Newcomer Program to deal better with market growth.

Charlotte Metropolitan Statistical Area population is projected to grow 8.3% between 2001 and 2006, compared with the U.S. average of 4.3%. In 2001, the per capita income was 9.9% above the U.S. average; in 2006, it is projected to be 13.8% above.

This table presents average unaudited circulation for The Charlotte Observer for the year ended December 2001 and average audited circulation for the years ended December 2000 and 1999. Advertising linage and revenue amounts are for fiscal years 2001, 2000 and 1999.

	2001	2000	1999
Average Circulation			
Daily	238,161*	242,125	245,735
Sunday	292,575*	294,666	298,803
Advertising Linage (In 000s of six-column inches)			
ROP Full-Run			
Retail	769.2	793.4	899.8
General	173.9	186.6	162.7
Classified	891.1	951.2	943.1
Total	1,834.2	1,931.2	2,005.6
Advertising Revenue (In 000s)			
Retail	$ 70,763	$ 68,717	$ 70,071
General	16,271	16,084	13,613
Classified	63,824	76,020	77,669
Total	$150,858	$160,821	$161,353
Circulation Revenue (In 000s)	$ 26,292	$ 26,725	$ 26,930

* 2001, unaudited

EQUITY AND MINORITY-OWNED INVESTMENTS

Knight Ridder has partial ownership interests in a number of companies.

Newspapers: 50% of Detroit Newspapers under a 1989 joint operating agreement with Gannett Co., Inc. The news and editorial functions of the Detroit Free Press and The Detroit News are separate and independent.

49.5% of the voting common stock and 65% of the nonvoting common stock of Seattle Times Company, which publishes newspapers in Seattle and the Northeast.

Newsprint: 33.3%, with Cox Enterprises and Media General, Inc., of SP Newsprint Co., which operates newsprint mills in Georgia and Oregon.

13.5%, with eight partners, of Ponderay Newsprint Company, which operates newsprint mills in Washington. The managing partner, with 40% ownership, is Bowater, Inc.

Electronic Media: 48.1%, with Tribune Co., of Career Holdings, Inc., which owns CareerBuilder, Inc., the fastest-growing recruitment and career-advancement source for employers, recruiters and job seekers – in print and online.

19.2%, with Gannett Co., Inc., The McClatchy Company, The New York Times Company, Tribune Co., The Washington Post Company and A. H. Belo Corporation, of Classified Ventures, Inc., which operates a national network of online classified advertising in the real estate and automotive categories.

33.3%, with Gannett Co., Inc., and Landmark Communications, Inc., of InfiNet Company, a Web hosting and application service provider for online publishers.

In addition, Knight Ridder has minority investments in a few Internet-related companies.

Other: 50%, with Tribune Co., of Knight Ridder/Tribune Information Services, Inc., which offers news, photos, graphics, news animations and Web packages to media companies.

50%, with Tribune Co., of Newscom/PressLink LLC, which provides online access to news wires, features, graphics and photographic content to the media.

33.3%, with The New York Times Company and Advance Publications, Inc., of Media Consortium LLC, a media company purchasing consortium.

31.1% of the voting stock of Newspapers First; the balance is owned by a group of major-market independents. It is responsible for the sale and servicing of national advertising accounts in 11 of Knight Ridder's largest markets.

The company has no material obligations to these interests except as described in Note 13 – "Commitments and Contingencies," page 60.

DEVELOPMENT, DIVERSITY AND EMPLOYEE RELATIONS

Knight Ridder is a leader in human resources development. The company is dedicated to helping employees realize their full potential through continuous learning.

Opportunities are highlighted in the annual Leadership Development Review process, which assesses the depth of leadership talent. Employees of exceptional promise are recommended for developmental experiences.

Special programs help meet business objectives. Circulation Leadership Development helps circulation managers become more market-driven. Basic selling skills and solid industry-specific training strengthen the partnership between advertising salespeople and their customers. Seminars for assigning editors strengthen skills at the heart of the newsroom. Executive leadership programs, targeted to top executives, are intensive explorations of critical issues directly connected to Knight Ridder's strategic initiatives.

Knight Ridder teaches people to facilitate management, team, advertising sales, and diversity training programs at their newspapers. The Knight Ridder Talent Bank provides the means for employees with particular areas of expertise to share their knowledge at other newspapers.

Knight Ridder has a long-standing commitment to increase the role of women and minorities in its businesses and reflect the diversity of the communities it serves. Managers are evaluated on the progress they make toward significantly increasing the pool of women and minority members who are qualified to fill key positions. The company's diversity initiatives were recognized in 1995-96 by Catalyst, a research organization that works with businesses nationally to help women advance, and Knight Ridder was named one of the 50 Best Companies for Asians, African-Americans and Hispanics by Fortune magazine.

A Minority Hiring Program helps fund scholarships, internships and strategic positions. Development and advancement of women and minorities to the highest levels also are supported by Corporate.

Approximately 37% of the company's more than 19,000 full-time equivalent employees are represented by approximately 70 local unions and work under multiyear collective bargaining agreements. Individual newspapers that have one or more collective bargaining agreements are in Akron, Detroit, Duluth, Fort Wayne, Grand Forks, Kansas City, Lexington, Monterey, Philadelphia, St. Paul, San Jose, State College and Wichita. During 2002, there will be negotiations to extend collective bargaining agreements at six newspapers.

Knight Ridder is an equal opportunity employer. Specific policies prohibit discrimination and harassment of any kind, including sexual harassment. Knight Ridder is committed to positive, productive employee relations.

SOURCES OF INFORMATION

Population and household figures, including 2006 estimates, are from Claritas, as of its November 2001 Compass release. Metropolitan Statistical Areas, as defined by the U.S. Office of Management and Budget, are used for newspaper markets unless otherwise indicated.

Newspaper household and circulation data for 2001 are from the latest available annual audit reports from the Audit Bureau of Circulations. If no 2001 audit report has been finalized, the 2000 audit report has been used.

Advertising linage is from company records. Where necessary, certain previously reported statistics have been restated to be consistent with measurement guidelines currently used.

The following information was compiled from the consolidated financial statements of Knight Ridder and its subsidiaries. The consolidated financial statements and related notes and discussions for the year ended Dec. 30, 2001 (pages 38 through 60), should be read to obtain a better understanding of this information.

(In thousands, except per share data and ratios)	*Compound Growth Rate* *5-Year*	*10-Year*	*Dec. 30 2001*	*Dec. 31 2000*	*Dec. 26 1999*
Summary of Operations					
Operating Revenue					
Advertising	6.3%	5.8%	$2,254,422	$2,507,836	$2,353,520
Circulation	2.3	2.9	512,309	523,856	525,686
Other	15.2	14.3	133,478	180,075	154,569
Total Operating Revenue	5.9	5.4	2,900,209	3,211,767	3,033,775
Operating Costs					
Labor, newsprint and other operating costs	5.4	4.9	2,253,881	2,355,398	2,229,410
Depreciation and amortization	10.2	8.5	184,573	187,597	182,943
Total Operating Costs	5.7	5.1	2,438,454	2,542,995	2,412,353
Operating Income	6.7	7.5	461,755	668,772	621,422
Interest expense	6.6	3.9	(100,833)	(116,652)	(97,444)
Other, net	1.3	4.1	(53,523)	(26,830)	44,037
Income taxes, net	(0.4)	6.1	(122,575)	(210,927)	(228,076)
Income from continuing operations	(0.1)	4.2	184,824	314,363	339,939
Discontinued BIS operations [1]					
Cumulative effect of changes in accounting principles [2]					
Net Income	(7.2)	3.4	$ 184,824	$ 314,363	$ 339,939
Operating income percentage (profit margin)			15.9%	20.8%	20.5%
Share Data					
Basic weighted-average number of shares			76,074	75,370	80,025
Diluted weighted-average number of shares			85,694	89,105	97,460
Earnings per share					
Basic: Continuing operations	3.8	7.0	$2.33	$4.02	$4.07
Discontinued BIS operations [1]					
Cumulative effect of changes in accounting principles [2]					
Net income	(3.5)	6.1	2.33	4.02	4.07
Diluted: Continuing operations	2.6	6.2	$2.16	$3.53	$3.49
Discontinued BIS operations [1]					
Cumulative effect of changes in accounting principles [2]					
Net income	(4.7)	5.5	2.16	3.53	3.49
Dividends declared per common share [3]	11.3	3.6	1.00	0.92	0.89
Common stock price: High			65.17	59.81	65.00
Low			52.00	44.13	46.00
Close			65.17	56.88	58.94
Shareholders' equity per common share	8.8	5.6	$18.50	$18.09	$19.07
Price/earnings ratio [4]			30.2	16.1	16.9
Adjusted price/earnings ratio [5]			23.4	15.4	17.9
Other Financial Data					
Treasury Stock Purchases: Number of shares			2,994	9,049	3,704
Cost			$ 171,795	$ 464,835	$ 210,141
Payment of cash dividends			84,198	81,002	85,526
Ratio of earnings to fixed charges [6]			4.1	5.3	6.2
At year end					
Total assets			$4,213,376	$4,243,526	$4,192,334
Total debt			1,613,954	1,672,272	1,300,754
Shareholders' equity			1,560,288	1,541,470	1,780,684
Return on average shareholders' equity [7]			11.9%	18.9%	19.7%
Total debt/total capital ratio			50.8%	52.0%	42.2%

(1) *Results of operations of the company's Business Information Services (BIS) Division (discontinued in 1997) and the gains on the sales of BIS companies are presented as "discontinued BIS operations."*

(2) *For 1995, the cumulative effect of change in accounting principle relates to the implementation of FAS 116 – Accounting for Contributions Received and Contributions Made. For 1992, the cumulative effect of change in accounting principle relates to the implementation of FAS 109 – Accounting for Income Taxes and FAS 106 – Accounting for Postretirement Benefits Other Than Pensions.*

(3) *On Jan. 28, 1997, the Board of Directors declared a $.20 per share dividend. The quarterly dividend previously paid in January was paid on Feb. 24, 1997, to shareholders of record as of the close of business on Feb. 12, 1997.*

(4) *Price/earnings ratio is computed by dividing closing market price by diluted earnings per share.*

	Dec. 27 1998	*Dec. 28 1997*	*Dec. 29 1996*	*Dec. 31 1995*	*Dec. 25 1994*	*Dec. 26 1993*	*Dec. 27 1992*	*Dec. 29 1991*
	$2,222,597	$2,060,772	$1,659,336	$1,534,761	$1,414,343	$1,324,312	$1,294,944	$1,284,748
	533,340	521,135	457,306	444,506	426,799	418,726	406,388	386,363
	139,617	103,515	65,913	32,789	91,818	69,689	47,747	35,100
	2,895,554	2,685,422	2,182,555	2,012,056	1,932,960	1,812,727	1,749,079	1,706,211
	2,209,819	2,029,587	1,735,639	1,691,655	1,534,496	1,460,563	1,408,480	1,401,750
	181,112	149,802	113,778	92,134	90,310	90,712	84,144	81,375
	2,390,931	2,179,389	1,849,417	1,783,789	1,624,806	1,551,275	1,492,624	1,483,125
	504,623	506,033	333,138	228,267	308,154	261,452	256,455	223,086
	(105,936)	(102,662)	(73,137)	(59,512)	(44,216)	(44,403)	(52,358)	(68,806)
	109,229	290,481	50,208	14,062	1,799	2,987	13,855	35,820
	(202,285)	(297,348)	(124,829)	(72,861)	(106,493)	(83,281)	(82,496)	(67,965)
	305,631	396,504	185,380	109,956	159,244	136,755	135,456	122,135
	60,226	16,511	82,493	57,426	11,656	11,334	10,630	9,933
				(7,320)			(105,200)	
	$ 365,857	$ 413,015	$ 267,873	$ 160,062	$ 170,900	$ 148,089	$ 40,886	$ 132,068
	17.4%	18.8%	15.3%	11.3%	15.9%	14.4%	14.7%	13.1%
	78,882	88,475	96,021	99,451	107,888	109,702	108,948	102,586
	98,176	101,314	97,420	100,196	108,551	110,663	110,356	103,594
	$3.70	$4.40	$1.93	$1.11	$1.48	$1.25	$1.24	$1.19
	0.77	0.19	0.86	0.57	0.10	0.10	0.11	0.10
				(0.07)			(0.97)	
	4.47	4.59	2.79	1.61	1.58	1.35	0.38	1.29
	$3.11	$3.91	$1.90	$1.10	$1.47	$1.24	$1.22	$1.18
	0.62	0.17	0.85	0.57	0.10	0.10	0.10	0.09
				(0.07)			(0.95)	
	3.73	4.08	2.75	1.60	1.57	1.34	0.37	1.27
	0.80	0.80	0.58½	0.74	0.73	0.70	0.70	0.70
	59.63	57.13	42.00	33.31	30.50	32.50	32.06	28.75
	40.50	35.75	29.88	25.13	23.25	25.31	25.38	21.88
	50.81	50.19	39.25	31.25	25.44	29.69	29.06	25.38
	$17.33	$15.65	$12.12	$11.43	$11.58	$11.33	$10.75	$10.72
	13.6	12.3	14.3	19.5	16.2	22.2	78.5	20.0
	19.3	21.8	21.6	28.4	17.3	23.9	23.8	21.5
	4,725	13,824	6,219	11,509	5,045	1,500		
	$ 255,533	$ 643,375	$ 221,768	$ 319,363	$ 136,977	$ 40,693	$ –	$ –
	77,152	78,335	74,262	74,377	77,942	76,787	75,992	71,087
	5.3	7.1	4.0	3.2	5.2	4.4	3.8	2.8
	$4,257,097	$4,355,142	$2,860,907	$2,966,321	$2,409,239	$2,399,067	$2,431,307	$2,305,731
	1,527,278	1,668,830	821,335	1,013,850	411,504	451,075	560,245	606,840
	1,662,731	1,551,673	1,131,508	1,110,970	1,224,654	1,243,169	1,181,812	1,148,620
	22.8%	30.8%	23.9%	14.3%	13.9%	12.2%	12.0%	12.9%
	47.9%	51.8%	42.1%	47.7%	25.2%	26.6%	32.2%	34.6%

(5) *Adjusted price/earnings ratio is computed by dividing closing market price by diluted earnings per share from continuing operations. For comparability purposes, diluted earnings per share from continuing operations was adjusted to exclude relocation and work force reduction charges and gains and losses on sales, exchanges and write-downs of investments.*

(6) *The ratio of earnings to fixed charges is computed by dividing earnings (as adjusted for fixed charges and undistributed equity income from unconsolidated subsidiaries) by fixed charges for the period. Fixed charges include the interest on debt (before capitalized interest), the interest component of rental expense, and the proportionate share of interest expense on guaranteed debt of certain equity-method investees and on debt of 50%-owned companies.*

(7) *Return on average shareholders' equity is computed by dividing net income before the cumulative effect of changes in accounting principles in 1995 and 1992, including the results of discontinued operations in 1988 through 1998, by average shareholders' equity. Average shareholders' equity is the average of shareholders' equity on the first day and the last day of the fiscal year.*

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report and the company's annual report on Form 10-K are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated.

Potential risks and uncertainties that could adversely affect the company's ability to obtain these results include, without limitations, the following factors: (a) increased consolidation among major retailers or other events that may adversely affect business operations of major customers and depress the level of local and national advertising; (b) an accelerated economic downturn in some or all of the company's principal newspaper markets that may lead to decreased circulation or decreased local or national advertising; (c) a decline in general newspaper readership patterns as a result of competitive alternative media or other factors; (d) an increase in newsprint costs over the levels anticipated; (e) labor disputes that may cause revenue declines or increased labor costs; (f) disruptions in electricity and natural gas supplies and increases in energy costs; (g) acquisitions of new businesses or dispositions of existing businesses; (h) increases in interest or financing costs; (i) rapid technological changes and frequent new product introductions prevalent in electronic publishing, including the evolution of the Internet; and (j) acts of war, terrorism or other events that may adversely affect the company's operations or the operations of key suppliers to the company.

Knight Ridder (NYSE: KRI) is the nation's second-largest newspaper publisher, with products in print and online. The company publishes 32 daily newspapers in 28 U.S. markets, with a readership of 8.5 million daily and 12.1 million Sunday. Knight Ridder also has investments in a variety of Internet and technology companies and two newsprint companies. The company's Internet operation, Knight Ridder Digital, creates and maintains a variety of online services, including Real Cities (www.RealCities.com), a national network of city and regional destination sites in 58 U.S. markets. Knight Ridder and Knight Ridder Digital are situated in San Jose, Calif.

GLOSSARY OF NEWSPAPER ADVERTISING TERMS

The following definitions may be helpful when reading Management's Discussion and Analysis of Operations.

Retail Display advertising from local merchants, such as department and grocery stores, selling goods and services to the public.

General Display advertising by national advertisers that promotes products or brand names on a nationwide basis.

Classified Locally placed ads listed together and organized by category, such as real estate sales, employment opportunities or automobile sales, and display-type advertisements in these same categories.

Full-run Advertising appearing in all editions of a newspaper.

Part-run Advertising appearing in select editions or zones of a newspaper's market. Part-run advertising is translated into full-run equivalent linage (referred to as factored) based on the ratio of the circulation in a particular zone to the total circulation of a newspaper.

Run-of-press (ROP) All advertising printed on Knight Ridder presses and appearing within a newspaper.

Preprint Advertising supplements prepared by advertisers and inserted into a newspaper.

OPERATING COSTS AND OPERATING INCOME

As a percentage of operating revenue



Other Operating Costs 21.9%
Operating Income 15.9%
Depreciation and Amortization 6.4%
Newsprint, Ink and Supplements 15.2%
Labor and Employee Benefits 40.6%

Excluding work force reduction charges, operating income was 18.6%.

ANALYSIS BY SEGMENT

The following sections discuss the segment results of the company's principal lines of business, newspaper and online. Online results are included in the "**Other revenue**" line of total revenue and consist primarily of Web banner, classified and recruitment advertising.

Newspaper revenue is derived principally from advertising and newspaper sales. Advertising revenue accounted for about 77.7% of consolidated revenue in 2001. This revenue comes from the three basic categories of advertising – retail, general and classified. Newspaper advertising volume is categorized as either run-of-press (ROP) or preprint. Volume for ROP advertising is measured in terms of either full-run or part-run advertising linage. By using part-run advertising, advertisers can target their messages to selected geographically zoned market segments.

Circulation revenue results from the sale of newspapers. Circulation of daily and Sunday newspapers accounted for 17.7% of consolidated revenue in 2001. It is reported at the net wholesale price for newspapers delivered or sold by independent contractors and at the retail price for newspapers delivered or sold by employees and by delivery agents who are paid a fee for delivery of the newspapers.

Other revenue comes from commercial job printing, niche and book publications, online services, newsprint waste sales and other miscellaneous sources.

Summary of Operations A summary of the company's operations, certain share data and other financial information for the past 11 years is provided on pages 36 and 37. Compound growth rates for the past five- and 10-year periods are also included, if applicable. A review of this summary and of the supplemental information on pages 24 through 34 will provide a better understanding of the following discussion and analysis of operating results and of the financial statements as a whole. The supplemental information contains financial data for the company's largest newspapers and information regarding the company's properties, technology and raw materials used in operations.

NEWSPAPER ADVERTISING REVENUE

In millions of dollars



RETAIL
CLASSIFIED
GENERAL
1,074
883
297
2,254
1,081
1,053
331
2,465
1,066
998
290
2,354
1,026
956
241
2,223
941
893
227
2,061
750
725
184
1,659
732
636
166
1,534
698
551
165
1,414
672
502
150
1,324
671
470
154
1,295
671
460
154
1,285

Retail was down 0.7%, classified was down 16.1% and general was down 10.3% from 2000 on a 52-week comparative basis.

RESULTS OF OPERATIONS: 2001, 2000 and 1999

The company's fiscal year ends on the last Sunday of the calendar year. Results for 2001 are for the 52 weeks ended Dec. 30, results for 2000 are for the 53 weeks ended Dec. 31, and results for 1999 are for the 52 weeks ended Dec. 26. The following tables set forth the results of operations for the periods ended Dec. 30, 2001, Dec. 31, 2000, and Dec. 26, 1999, which are discussed in more detail on pages 40 and 41.

(In thousands of dollars, except per share amounts)	*2001*	*2000*	*1999*	*Change 01-00*	*Change 00-99*
Operating revenue	$2,900,209	$3,211,767	$3,033,775	(9.7)%	5.9%
Operating income	461,755	668,772	621,422	(31.0)%	7.6%
Income					
Before gains (losses) on investments and assets, work force reduction, severance and relocation costs	239,023	329,436	321,146	(27.4)%	2.6%
Gains (losses) on investments and assets, work force reduction, severance and relocation costs	(54,199)	(15,073)	18,793		
Net income	$ 184,824	$ 314,363	$ 339,939	(41.2)%	(7.5)%
Diluted earnings per share					
Before gains (losses) on investments and assets, severance and relocation costs	2.79	3.70	3.30	(24.6)%	12.1%
Gains (losses) on investments and assets, severance and relocation costs	(0.63)	(0.17)	0.19		
Net income	$ 2.16	$ 3.53	$ 3.49	(38.8)%	1.1%

Excluding gains and losses on investments and asset sales and work force reduction charges, Knight Ridder earned $2.79 per diluted share from continuing operations in 2001, down $0.91, or 24.6%, from the $3.70 earned in 2000. On the same basis, the company's earnings per diluted share in 2000 was up $0.40, or 12.1%, from the $3.30 earned in 1999.

2001 ADVERTISING REVENUE

In millions of dollars



The Miami Herald and el Nuevo Herald $284
Fort Worth Star-Telegram $202
The Kansas City Star $210
The Charlotte Observer $151
The Philadelphia Inquirer and Daily News $401
All Other Newspapers $668
San Jose Mercury News $230
Contra Costa Newspapers $108

Seven of the largest newspaper companies brought in 70% of total newspaper advertising revenue.

NEWSPAPER DIVISION

Operating Revenue The following table summarizes the results of Operating Revenue, average circulation and related full-run ROP linage statistics for the periods ended Dec. 30, 2001, Dec. 31, 2000, and Dec. 26, 1999.

In thousands	*2001*	*2000*		*1999*	*Change*	
		53 Weeks	*52 Weeks*		*01-00**	*00-99**
Operating revenue						
Advertising						
Retail	$1,073,789	$1,104,767	$1,081,188	$1,065,971	(0.7)%	1.4%
General	297,033	336,613	331,010	289,894	(10.3)%	14.2%
Classified	883,600	1,066,457	1,052,956	997,656	(16.1)%	5.5%
Total	2,254,422	2,507,837	2,465,154	2,353,521	(8.5)%	4.7%
Circulation	512,309	523,856	514,053	525,686	(0.3)%	(2.2)%
Other	91,443	134,896	133,733	123,172	(31.6)%	8.6%
Total operating revenue	$2,858,174	$3,166,589	$3,112,940	$3,002,379	(8.2)%	3.7%
Average circulation [1]						
Daily	3,811	3,903	–	3,934	(2.4)%	(0.8)%
Sunday	5,155	5,300	–	5,376	(2.7)%	(1.4)%
Advertising linage [1]						
Full-run						
Retail	16,959	18,231	–	18,355	(7.0)%	(0.7)%
General	2,843	3,432	–	2,730	(17.2)%	25.7%
Classified	19,364	20,798	–	19,847	(6.9)%	4.8%
Total full-run	39,166	42,461	–	40,932	(7.8)%	3.7%

* *Excluding the 53rd week in 2000 for revenue amounts only*

(1) *Circulation and linage statistics are not presented on a 52-week basis.*

Compared with 2000 on a 52-week basis, retail advertising decreased 0.7% on a 7.0% full-run ROP linage decrease during 2001. Akron, San Jose and Philadelphia were responsible for most of the decrease, down 5.9%, 5.8% and 5.4%, respectively. The weak results were due primarily to consolidations and bankruptcies in major markets. From 1999 to 2000, retail revenue increased 1.4% on a full-run ROP decline of 0.7%.

General advertising revenue declined 10.3% on a 17.2% decrease in full-run ROP. Contra Costa, San Jose and Philadelphia had the largest impact, with declines of 41.3%, 32.0% and 12.1%, respectively. General advertising saw an 85% fall-off in dot-com advertising, which had yielded about $18 million in 2000, as well as a decline in airline and hotel advertising following the Sept. 11 attacks. National auto, finance, pharmaceuticals and computers were only slightly less affected. From 1999 to 2000, general advertising was up 14.2% on a full-run ROP linage increase of 25.7% due to growth of e-commerce and Internet-related advertising and strength in telecommunications, financial and travel advertising.

Classified advertising was down 16.1% on a full-run ROP linage decrease of 6.9%. A decline in classified recruitment in the largest markets was responsible, with San Jose down 55.0% and Philadelphia down 34.9%. Classified real estate revenue increased 23.4% overall, slightly offsetting the declines in recruitment. In 2000, classified advertising was up 5.5% on a full-run ROP linage increase of 4.8%. This increase reflected a relatively strong first half of 2000, up 7.8%, with recruitment providing the majority of the growth.

Circulation revenue decreased 0.3% on a 2.4% decrease in daily circulation and a 2.7% decrease in Sunday circulation. In 2000, circulation revenue decreased 2.2% on a 0.8% decrease in daily circulation and a 1.4% decrease in Sunday circulation. The company expects circulation to remain essentially flat in 2002.

Other revenue declined 31.6% in 2001 due to a decline in earnings from Detroit and the absence of Professional Exchange, MediaStream and Cable Connection, which were sold in late 2000. In 2000, other revenue increased $10.6 million, or 8.6%, due to an increase in commercial print revenue and newsprint waste sales.

Operating Costs The following table summarizes operating costs for the periods ended Dec. 30, 2001, Dec. 31, 2000, and Dec. 26, 1999.

In thousands	*2001*	*2000*		*1999*	*Change*	
		53 Weeks	*52 Weeks*		*01-00**	*00-99**
Operating costs						
Labor and employee benefits	$1,134,584	$1,166,308	$1,132,693	$1,099,932	0.2%	3.0%
Newsprint, ink and supplements	451,547	473,724	465,534	449,577	(3.0)%	3.5%
Other operating costs	575,916	604,758	597,652	593,208	(3.6)%	0.7%
Depreciation and amortization	176,027	179,243	179,167	176,340	(1.8)%	1.6%
Total operating costs	$2,338,074	$2,424,033	$2,375,046	$2,319,057	(1.6)%	2.4%

* *Excluding the 53rd week in 2000*

DISTRIBUTION OF OPERATING REVENUE

From continuing operations, in millions of dollars

OPERATING INCOME | DEPRECIATION & AMORTIZATION | LABOR & EMPLOYEE BENEFITS | NEWSPRINT, INK & SUPPLEMENTS | OTHER OPERATING COSTS



462 184 1,177 441 636 2,900
669 188 1,220 460 675 3,212
621 183 1,153 437 640 3,034
505 181 1,109 489 612 2,896
506 150 1,041 428 560 2,685
333 114 884 430 422 2,183
228 92 873 401 418 2,012
308 91 818 295 421 1,933
261 91 786 293 382 1,813
256 84 773 276 360 1,749
223 81 737 330 335 1,706

The work force reduction program and tight cost controls partially offset the decrease in revenue.

Labor and employee benefits increased 0.2% during 2001, primarily as a result of a $78.5 million restructuring charge related to the work force reduction. Excluding this restructuring charge, labor and employee benefits decreased 6.8%. The decline in labor and employee benefits resulted from a 1.0% decrease in the average wage per employee, a 7.4% decrease in full-time equivalents (FTEs) and an 11.7% decrease in bonus and incentive costs, offset by an increase of 3.2% in employee benefits. In 2000, the increase in labor and employee benefits resulted from a 4.5% increase in the average wage per employee and an increase of 0.5% in the number of FTEs. Bonus and incentive costs were down 2.5%, while benefit costs were up 12.3% from 1999.

Newsprint, ink and supplements decreased 3.0% in 2001 due to a 13.2% decline in consumption offset by a 10.4% increase in the average cost per ton. In 2000, the increase in the cost of newsprint, ink and supplements was due primarily to a 2.0% increase in consumption and a 3.3% increase in the average cost per ton.

Other operating costs were down 3.6% in 2001 compared with 2000, due primarily to savings in circulation promotion, advertising and promotion expense, contribution expense and travel expense. From 1999 to 2000, other operating costs remained relatively constant, increasing only 0.7%.

Depreciation and amortization decreased 1.8% from the prior year due to the $3.9 million write-down of presses offset by a $1.6 million adjustment recorded on the sale of a building, both occurring in 2000. For 2000, depreciation and amortization expense increased 1.6% due to a slightly larger asset base.

ONLINE DIVISION

Online Activities During the first quarter of 2000, the company consolidated all its Internet operations under a new business unit, Knight Ridder Digital (KRD). Previously, Knight Ridder's Internet activities were reported and managed as a part of the company's newspaper operations. KRD controls all of Knight Ridder's online efforts, including the Web sites previously operated by the newspapers. KRD operates and manages the Real Cities Network, which consists of all Knight Ridder Web sites and those of several other media affiliates. The company expects significant growth from these operations in 2002.

GLOSSARY OF ONLINE TERMS

Unique Visitors Number of persons who visited a site or network of sites at least once in the month. Visitors to multiple sites in a network in a given month are counted only once as a unique visitor for that network. In separate, individual site tallies, they are counted once as a unique visitor for each site visited.

Page Views Total requests for HTML pages or unique screens of information as presented to the user, including co-branded pages from partner sites.

Operating Costs for Online Division The following table summarizes operating costs for the periods ended Dec. 30, 2001, Dec. 31, 2000, and Dec. 26, 1999.

				Change	
(In thousands)	*2001*	*2000*	*1999*	*01-00*	*00-99*
Operating costs					
Labor and employee benefits	$ 31,859	$ 38,993	$ 27,279	(18.3)%	42.9%
Other operating costs	38,877	47,956	26,339	(18.9)%	82.1%
Depreciation and amortization	2,801	2,620	1,819	6.9%	44.0%
Total operating costs	$ 73,537	$ 89,569	$ 55,437	(17.9)%	61.6%
Operating revenue	$ 42,035	$ 43,548	$ 31,396	(3.5)%	38.7%
Average monthly page views	176,749	153,541	104,246	15.1%	47.3%

The decrease in the cost of labor and employee benefits was due primarily to decreases in full-time employees. Other operating costs decreased primarily as a result of lower promotion-related expenses and volume-related fees paid to advertising and content providers. Depreciation and amortization expense increased due to the acquisition of additional equipment.

KNIGHT RIDDER NON-OPERATING ITEMS

Net interest expense decreased $14.9 million, or 13.2%, in 2001 as a result of a lower weighted-average interest rate. For 2000, net interest expense increased $23.1 million, or 25.7%, due to higher debt levels. The average debt balance increased $103.8 million from 2000 to 2001, and increased $152.0 million from 1999 to 2000.

From 2000 to 2001, equity in losses of unconsolidated companies and joint ventures increased $7.6 million due to a full year of losses from Career Holdings, Inc. (acquired in the third quarter of 2000), offset slightly by an increase in earnings from newsprint paper mills. From 1999 to 2000, equity in earnings of unconsolidated companies decreased $21.1 million due to losses from Career Holdings, Inc., and a decrease in earnings from investments in the Seattle Times Company and newsprint mills.

The "Other, net" line of the non-operating section decreased $21.4 million from 2000. The 2001 decline was due almost entirely to the write-down of certain Internet-related assets, while 2000 results included a gain on the sale of a building in Philadelphia.

MARKET PRICE OF COMMON STOCK

The last closing price of the company's common stock prior to the preparation of this report was $68.24 on Feb. 20, 2002. The number of shareholders of record at Dec. 30, 2001, was 8,987. The average stock trading volume per day for 2001 and 2000 was approximately 406,000 and 398,000, respectively. The following table presents market data for the company's common stock:

	2001		2000	
Quarter	*High*	*Low*	*High*	*Low*
1st	60.48	52.02	59.81	44.19
2nd	59.04	52.02	55.88	45.88
3rd	63.32	53.76	56.69	49.38
4th	65.17	53.77	57.63	44.13

CASH FLOW FROM OPERATIONS

In millions of dollars

(Represents operating income plus depreciation and amortization, excluding newspaper severance costs in 2001, 2000, 1999 and 1998 and corporate relocation costs in 1998.)



874
809
710
725
656
447
398
304
340
352
320

Despite the slowdown in the economy, cash flow remained strong in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations is the company's primary source of liquidity. Management is focused on growing cash flow and on managing cash effectively. In addition, the company uses financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility.

Management monitors leverage through its interest coverage and cash flow-to-debt ratios. The following schedule summarizes these ratios for the years ended Dec. 30, 2001, and Dec. 31, 2000:

	2001	*2000*
Interest coverage ratio [a]	6.4:1	7.3:1
Cash flow to debt [b]	22.9%	30.0%

(a) *Defined as operating income plus depreciation and amortization divided by interest expense*

(b) *Defined as net income plus depreciation and amortization divided by debt*

The company's financial position remained strong throughout 2001, with cash and cash equivalents and short-term investments of $37.3 million at Dec. 30, 2001, compared with $41.7 million at Dec. 31, 2000. During 2001, cash flows from operating activities were used to fund treasury stock purchases of $171.8 million. In addition, the company paid dividends of $84.2 million during 2001.

Cash provided by operating activities was $481.5 million in 2001, compared with $417.2 million in 2000. The increase was due partially to a reduction of the funding required for a health and welfare trust, an increase in distributions relative to earnings from equity investments and the timing of payments on certain current assets and liabilities.

At Dec. 30, 2001, working capital was $55.5 million, compared with $67.7 million at Dec. 31, 2000. The decrease in working capital from 2000 to 2001 was due primarily to a decline in accounts receivable of $24.7 million and inventories of $9.5 million and an increase in accrued income taxes of $13.9 million, partially offset by a decline in short-term borrowings of $39.7 million.

Cash required for investing activities was primarily for the purchase of $94.6 million of property and equipment and $135.8 million for acquisition of businesses, including Headhunter.net, Inc., in November 2001, partially offset by proceeds of $21.0 million from the sale of investments.

The company invests excess cash in short- and long-term investments, depending on projected cash needs from operations, capital expenditures and other business purposes. The company supplements internally generated cash flow with a combination of short- and long-term borrowings. Average outstanding commercial paper during the year was $639.1 million, with an average effective interest rate of 4.6%. At Dec. 30, 2001, the company's revolving credit agreement, which backs up the commercial paper outstanding, had a remaining availability of $317.0 million. The revolving credit facility matures in 2006.

At year end, the company's short- and long-term debt was rated by the three major credit-rating agencies as follows:

	Short-Term Debt	*Long-Term Debt*
Moody's	P1	A2
Standard & Poor's	A-1	A
Fitch	F1	A

The company believes it has adequate access to the capital debt markets to meet its short- and long-term capital needs. Such access includes the company's $895.0 million commercial paper and its $200 million extendable commercial notes. The company's future ability to borrow funds and the interest rates on those funds could be adversely impacted by a decrease in its debt ratings and by negative conditions in the capital debt markets.

During 2001, the company repurchased 3.0 million common shares at a total cost of $171.8 million and an average cost of $57.39 per share. At year end, authorization remained to purchase 5.5 million shares.

The company's operations have historically generated strong positive cash flow, which, along with the company's commercial paper program, revolving credit lines and ability to issue public debt, has provided adequate liquidity to meet the company's short- and long-term cash requirements, including requirements for working capital and capital expenditures.

The company's capital spending program includes normal replacements, productivity improvements, capacity increases, building construction and expansion and printing press equipment. Over the past three years, capital expenditures have totaled $295.1 million for additions and improvements to properties.

Additions to property, plant and equipment decreased by $13.4 million to $94.6 million in 2001 from $108.0 million in 2000, due primarily to lower expenditures for year 2001 capital projects. Expenditures in 2001 included $7.1 million for a mailroom system in St. Paul and $7.4 million for the development of Knight Ridder Digital's new technology platform. The $109.2 million Miami press expansion was completed during 2001, and the $11.8 million Lexington mailroom and insertion facility project is scheduled to be completed in 2002. In 2001, $6.9 million was spent for this project. During 2001, $4.7 million was spent on a $27.7 million press project at The Wichita Eagle that is scheduled for completion in 2003. The press replacement projects are expected to significantly improve reliability, speed, print quality and page and color capacity, and reduce waste.

MARKET RISKS

Borrowings By balancing the mix of variable- versus fixed-rate borrowings, the company manages the interest-rate risk of its debt. Note 3 to the Consolidated Financial Statements includes information related to the contractual interest rates and fair value of the individual borrowings. A hypothetical 10% change in interest rates would increase interest expense associated with both fixed- and variable-rate borrowings by approximately $8.2 million. This hypothetical interest rate change would also decrease the fair value of the fixed debt by $95.2 million.

Newsprint The company, excluding Detroit, consumed approximately 661,000 metric tons of newsprint in 2001. This represents 15.4% of the company's 2001 total operating expenses. Under the caption "**Newsprint**" on page 24, the company has included information on its suppliers, the long-term purchase agreements used to manage the related risk of price increases, and natural hedges the company has in place through its investment in newsprint mills.

Collective Bargaining Agreements About 37% of the company's more than 19,000 full-time equivalent employees are represented by approximately 70 local unions and work under multiyear collective bargaining agreements. These agreements are typically renegotiated in the years in which they expire. Under the caption "**Development, Diversity and Employee Relations**" on page 34, the company has included information on its collective bargaining agreements.

EFFECT OF CHANGING PRICES

The Consumer Price Index, a widely used measure of the impact of changing prices, has increased only moderately in recent years, up between 2% and 3% each year since 1991. Historically, when inflation was at higher levels, the impact on the company's operations was not significant.

The principal effect of inflation on the company's operating results is to increase costs. Subject to normal competitive conditions, the company generally has demonstrated the ability to raise sales prices to offset these cost increases.

Consolidated Balance Sheet *(In thousands, except share data)*

	Dec. 30, 2001	Dec. 31, 2000
ASSETS		
Current Assets		
Cash, including short-term cash investments of $1 in 2001 and $7,001 in 2000	$ 37,287	$ 41,661
Accounts receivable, net of allowances of $23,811 in 2001 and $20,238 in 2000	391,788	416,498
Inventories	43,240	52,786
Prepaids	35,464	30,767
Other current assets	27,792	34,382
Total Current Assets	535,571	576,094
Investments and Other Assets		
Equity in unconsolidated companies and joint ventures	393,777	304,486
Other	215,325	202,951
Total Investments and Other Assets	609,102	507,437
Property, Plant and Equipment		
Land and improvements	99,605	96,925
Buildings and improvements	492,576	460,770
Equipment	1,301,826	1,265,866
Construction and equipment installations in progress	43,772	57,694
	1,937,779	1,881,255
Less accumulated depreciation	(922,453)	(841,812)
Net Property, Plant and Equipment	1,015,326	1,039,443
Goodwill and Other Identified Intangible Assets		
Less accumulated amortization of $464,091 in 2001 and $396,307 in 2000	2,053,377	2,120,552
Total	$4,213,376	$4,243,526

See "Notes to Consolidated Financial Statements."

	Dec. 30, 2001	Dec. 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 110,333	$ 121,300
Accrued expenses and other liabilities	112,946	101,660
Accrued compensation and amounts withheld from employees	107,842	114,810
Federal and state income taxes	30,844	16,928
Deferred revenue	77,368	73,300
Short-term borrowings and current portion of long-term debt	40,699	80,362
Total Current Liabilities	480,032	508,360
Noncurrent Liabilities		
Long-term debt	1,573,255	1,591,910
Deferred federal and state income taxes	255,266	269,702
Postretirement benefits other than pensions	136,134	137,791
Employment benefits and other noncurrent liabilities	207,081	191,847
Total Noncurrent Liabilities	2,171,736	2,191,250
Minority Interests in Consolidated Subsidiaries	1,320	2,446
Commitments and Contingencies (Note 11)		
Shareholders' Equity		
Preferred stock, $1.00 par value; shares authorized – 20,000,000; shares issued – 0 in 2001 and 1,110,500 in 2000		1,111
Common stock, $.02 1/12 par value; shares authorized – 250,000,000; shares issued – 84,012,749 in 2001 and 74,036,046 in 2000	1,750	1,542
Additional capital	984,830	919,582
Retained earnings	575,649	622,801
Accumulated other comprehensive loss		(1,301)
Treasury stock, at cost; 34,757 shares in 2001 and 41,009 shares in 2000	(1,941)	(2,265)
Total Shareholders' Equity	1,560,288	1,541,470
Total	$4,213,376	$4,243,526

See "Notes to Consolidated Financial Statements."

Consolidated Statement of Income (In thousands, except per share data)

Year Ended	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999
Operating Revenue			
Advertising			
Retail	$1,073,789	$1,104,766	$1,065,970
General	297,033	336,613	289,894
Classified	883,600	1,066,457	997,656
Total	2,254,422	2,507,836	2,353,520
Circulation	512,309	523,856	525,686
Other	133,478	180,075	154,569
Total Operating Revenue	2,900,209	3,211,767	3,033,775
Operating Costs			
Labor and employee benefits	1,177,554	1,220,221	1,152,432
Newsprint, ink and supplements	440,782	460,463	437,054
Other operating costs	635,545	674,714	639,924
Depreciation and amortization	184,573	187,597	182,943
Total Operating Costs	2,438,454	2,542,995	2,412,353
Operating Income	461,755	668,772	621,422
Other Income (Expense)			
Interest expense	(100,833)	(116,652)	(97,444)
Interest expense capitalized	1,961	2,230	5,197
Interest income	938	1,553	2,425
Equity in earnings (losses) of unconsolidated companies and joint ventures	(16,095)	(8,506)	12,571
Minority interests in losses of consolidated subsidiaries	(9,675)	(12,814)	(11,984)
Other, net	(30,652)	(9,293)	35,828
Total	(154,356)	(143,482)	(53,407)
Income before income taxes	307,399	525,290	568,015
Income taxes	122,575	210,927	228,076
Net Income	$ 184,824	$ 314,363	$ 339,939
Earnings Per Share			
Basic	$ 2.33	$ 4.02	$ 4.07
Diluted	$ 2.16	$ 3.53	$ 3.49
Average Shares Outstanding (000s)			
Basic	76,074	75,370	80,025
Diluted	85,694	89,105	97,460

See "Notes to Consolidated Financial Statements."

Consolidated Statement of Cash Flows *(in thousands of dollars)*

Year Ended	*Dec. 30, 2001*	*Dec. 31, 2000*	*Dec. 26, 1999*
Cash Provided by Operating Activities			
Net income	$ 184,824	$ 314,363	$ 339,939
Noncash items deducted from (included in) income:			
Depreciation	111,717	111,124	101,444
Amortization of goodwill	67,784	68,567	67,503
Amortization of other assets	5,072	7,906	13,996
Losses (gains) on sales, exchange and write-down of investments	30,191	19,401	(37,655)
Benefit for deferred taxes	(8,414)	(8,759)	(1,895)
Provision for bad debts	31,958	27,070	24,440
Distributions in excess of earnings from investees	32,519	1,505	2,506
Minority interests in earnings of consolidated subsidiaries	9,675	12,814	11,984
Other items, net	1,929	15,200	7,913
Change in certain assets and liabilities:			
Accounts receivable	(7,248)	(20,767)	(64,221)
Inventories	9,126	(13,548)	19,871
Other assets	(10,353)	(97,390)	(22,452)
Accounts payable	(11,189)	(21,160)	(22,098)
Federal and state income taxes	15,969	3,976	16,176
Other liabilities	17,983	(3,062)	48,253
Net Cash Provided by Operating Activities	481,543	417,240	505,704
Cash Required for Investing Activities			
Proceeds from sales of investments	21,038	35,058	119,810
Proceeds from sale of building		15,694	
Acquisition of businesses	(135,827)	(194,476)	(38,403)
Other investments			(38,227)
Additions to property and equipment	(94,587)	(107,956)	(92,563)
Other items, net	311	23,685	33,205
Net Cash Required for Investing Activities	(209,065)	(227,995)	(16,178)
Cash Required for Financing Activities			
Net increase (decrease) in debt, net of unamortized discount	(316,675)	367,557	(483,737)
Proceeds from issuance of long-term debt	297,107		296,446
Repayment of long-term debt	(40,000)	(40,000)	(40,000)
Payment of cash dividends	(84,198)	(81,002)	(85,526)
Issuance of common stock to employees and directors	76,742	29,867	50,335
Purchase of treasury stock	(171,795)	(464,835)	(210,141)
Other items, net	(38,033)	6,745	(9,655)
Net Cash Required for Financing Activities	(276,852)	(181,668)	(482,278)
Net Increase (Decrease) in Cash	(4,374)	7,577	7,248
Cash and short-term cash investments at beginning of year	41,661	34,084	26,836
Cash and short-term cash investments at end of year	$ 37,287	$ 41,661	$ 34,084
Supplemental Cash Flow Information			
Noncash investing activities			
Securities received on the sale of investees	$ –	$ 195,624	$ –
Write-down of Internet-related investments		(167,827)	
Unrealized gains (net of tax) on investments available for sale		109,442	23,346
Noncash financing activities			
Conversion of preferred stock held by Disney to common stock			
Preferred stock	(1,111)	(263)	(381)
Additional capital	(416,530)	(98,872)	(142,842)
Issuance of common stock upon conversion of preferred stock			
Common stock	231	55	79
Additional capital	417,410	99,080	143,144

See "Notes to Consolidated Financial Statements."

Consolidated Statement of Shareholders' Equity (in thousands of dollars, except share data)

	Preferred Shares	*Common Shares*	*Treasury Shares*
Balance at Dec. 27, 1998	1,754,930	78,374,195	(46,667)
Issuance of common shares under stock option plan		840,375	
Issuance of common shares under stock purchase plan		336,001	
Conversion of preferred shares	(380,830)	3,808,300	
Issuance of treasury shares to nonemployee directors			4,157
Purchase of treasury shares			(3,704,378)
Retirement of treasury shares		(3,704,378)	3,704,378
Tax benefits arising from employee stock plans			
Comprehensive income:			
Net income			
Change in unrealized gains on securities available for sale, net of tax of $15,564			
Comprehensive income			
Cash dividends declared			
Balance at Dec. 26, 1999	1,374,100	79,654,493	(42,510)
Issuance of common shares under stock option plan		447,453	
Issuance of common shares under stock purchase plan		344,800	
Conversion of preferred shares	(263,600)	2,636,000	
Issuance of treasury shares to nonemployee directors			3,696
Purchase of treasury shares			(9,048,895)
Retirement of treasury shares		(9,046,700)	9,046,700
Tax benefits arising from employee stock plans			
Comprehensive income:			
Net income			
Change in unrealized losses on securities available for sale, net of tax of $28,923			
Comprehensive income			
Cash dividends declared			
Balance at Dec. 31, 2000	1,110,500	74,036,046	(41,009)
Issuance of common shares under stock option plan		1,603,450	
Issuance of common shares under stock purchase plan		264,015	
Conversion of preferred shares	(1,110,500)	11,105,000	
Issuance of treasury shares to nonemployee directors			4,057
Purchase of treasury shares			(2,993,567)
Retirement of treasury shares		(2,995,762)	2,995,762
Tax benefits arising from employee stock plans			
Comprehensive income:			
Net income			
Change in unrealized losses on securities available for sale, net of tax of $868			
Comprehensive income			
Cash dividends declared			
Balance at Dec. 30, 2001	–	84,012,749	(34,757)

See "Notes to Consolidated Financial Statements."

Preferred Stock	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
$1,755	$1,633	$908,078	$ 735,132	$18,738	$ (2,605)	$1,662,731
	17	25,893				25,910
	7	14,996				15,003
(381)	79	302				
					232	232
					(210,141)	(210,141)
	(77)	(19,490)	(190,574)		210,141	
		9,190				9,190
			339,939			339,939
				23,346		23,346
						363,285
			(85,526)			(85,526)
$1,374	$1,659	$938,969	$ 798,971	$42,084	$ (2,373)	$1,780,684
	9	14,672				14,681
	7	14,991				14,998
(263)	55	208				
		(18)			206	188
					(464,835)	(464,835)
	(188)	(53,345)	(409,531)		464,737	1,673
		4,105				4,105
			314,363			314,363
				(43,385)		(43,385)
						270,978
			(81,002)			(81,002)
$1,111	$1,542	$919,582	$ 622,801	$ (1,301)	$ (2,265)	$1,541,470
	33	63,294				63,327
	6	13,179				13,185
(1,111)	231	880				
		4			226	230
					(171,795)	(171,795)
	(62)	(24,053)	(147,778)		171,893	
		11,944				11,944
			184,824			184,824
				1,301		1,301
						186,125
			(84,198)			(84,198)
$ –	$1,750	$984,830	$ 575,649	$ –	$ (1,941)	$1,560,288

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company reports on a fiscal year ending on the last Sunday in the calendar year. Results are for the 52 weeks ended Dec. 30, 2001, the 53 weeks ended Dec. 31, 2000, and the 52 weeks ended Dec. 26, 1999, respectively.

The **basis of consolidation** is to include in the consolidated financial statements all the accounts of Knight Ridder and its more-than-50%-owned subsidiaries. All significant intercompany transactions and account balances have been eliminated.

Revenue recognition varies by source. Advertising revenue is recognized when ads are published. Circulation revenue is recognized when the newspaper is delivered to the customer. Other revenue is recognized when the related product or service has been delivered.

The company is a 50% partner in **Detroit Newspapers (DN)**, a joint operating agency between Detroit Free Press, Inc., a wholly owned subsidiary of Knight Ridder, and The Detroit News, Inc., a wholly owned subsidiary of Gannett Co., Inc. In 1989, business operations of the Free Press and The Detroit News were transferred to DN under a joint operating agreement that expires in 2089. The company shows its share of revenue and expenses as a net amount in the "Other revenue" line.

Investments in companies in which Knight Ridder has an equity interest of at least 20% but not more than 50% are accounted for under the equity method. The company records its share of earnings as income and increases the investment by the equivalent amount. Dividends and losses are recorded as a reduction in the investment.

The investment caption **"Equity in unconsolidated companies and joint ventures"** in the Consolidated Balance Sheet represents the company's equity in the net assets of DN; Seattle Times Company and subsidiaries; Newspapers First, a company responsible for the sales and servicing of general, retail and classified advertising accounts for a group of newspapers; SP Newsprint Co. and Ponderay Newsprint Company, two newsprint mill partnerships; InfiNet Company, a joint venture that provides Web-hosting services; Career Holdings, Inc., a company in the business of providing recruitment services through the Internet via its wholly owned subsidiaries, CareerBuilder, Inc. and Headhunter.net; Classified Ventures, Inc., an online classified listings service; and Newscom/PressLink, a company that provides online access to news wires, features, graphics and photographic content to the media.

The company owns 49.5% of the voting common stock and 65% of the nonvoting common stock of the **Seattle Times Company**; 31.1% of the voting stock of **Newspapers First**; a 48.1% equity share of **Career Holdings, Inc.**; a 19.2% equity share of **Classified Ventures**; a 50% equity share of **Newscom/PressLink**; a 13.5% equity share of **Ponderay Newsprint Company**; and 33.3% of the voting stock of **InfiNet Company**. It is a one-third partner in the **SP Newsprint Co.**

The company owns a 55% equity interest in **Fort Wayne Newspapers, Inc.**, and consolidates 100% of its revenues and expenses. The minority shareholders' interest in the net income of this subsidiary has been reflected as an expense in the Consolidated Statement of Income in the caption "Minority interests in earnings of consolidated subsidiaries." Also included in this caption is a contractual minority interest resulting from a Joint Operating Agreement that runs through 2021 between The Miami Herald Publishing Co. and Cox Newspapers, Inc., covering the publication of The Herald and of The Miami News, which ceased publication in 1988. The related effects are included in the Consolidated Balance Sheet caption "Minority Interests in Consolidated Subsidiaries."

"Cash and short-term cash investments" includes currency and checks on hand, demand deposits at commercial banks, overnight repurchase agreements of government securities and investment-grade commercial paper. Cash and short-term investments are recorded at cost. Due to the short-term nature of marketable securities, cost approximates market value.

Most of the company's **"Accounts receivable"** is from advertisers, newspaper subscribers and information users. Credit is extended based on the evaluation of the customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and are written off to a reserve account at the time they are deemed uncollectible. The company uses a combination of the percentage of sales and the aging of accounts receivable to establish reserves for losses on accounts receivable. Credit losses have historically been within management's expectations.

"Inventories" are priced at the lower of cost (first-in, first-out FIFO method) or market value. Most of the inventory is newsprint, ink and other supplies used in printing newspapers. Newsprint inventory varies from approximately a 30-day to a 45-day supply, depending on availability and market conditions. Damaged newsprint is generally returned to the manufacturer or supplier within 30 days for full credit. Obsolete inventory is generally not a factor. The price of newsprint has varied significantly over the past three years; however, the company is able to mitigate price volatility through its newsprint mill investments. **"Other assets"** includes investments in companies in which Knight Ridder owns less than a 20% interest. These investments are reviewed for appropriate classification at the time of purchase and re-evaluated as of each balance sheet date. Investments available for sale are carried on the balance sheet at fair market value, with the unrealized gains/losses (net of tax) reported as **"Accumulated other comprehensive income/loss,"** a separate component of shareholders' equity. Upon the sale of an investment, the gain/loss is calculated based on the original cost less the proceeds from the sale. Investments are classified as "held to maturity" when the company has the positive intent and ability to hold the investment to maturity.

"Property, plant and equipment" is recorded at cost, and the provision for depreciation for financial statement purposes is computed principally by the straight-line method over the estimated useful lives of the assets as follows:

Type of Asset	*Depreciation or Amortization Period*
Buildings and improvements	10 to 40 years
Machinery, equipment and fixtures	Three to 25 years
Automobile and trucks	Three to eight years
Software	Three to seven years, not to exceed the remaining useful life of the related hardware

The company capitalizes interest costs as part of the cost of constructing major facilities and equipment. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred.

"Goodwill" includes the unamortized excess of cost over the fair market value on the purchase of at least a 50% interest in a company's net tangible and intangible assets. The goodwill is amortized over a 40-year period on a straight-line basis, unless management concludes that a shorter term is more appropriate. Identified acquired intangibles of approximately $400 million consisting of trademarks, subscriber and advertiser lists, and mastheads are amortized on a straight-line basis over periods ranging from five to 40 years, with a weighted-average life of 25.7 years. If, in the opinion of management, an impairment in value occurs, any additional write-down of assets will be charged to expense. Management uses the undiscounted cash flow method to determine impairment. See also Recent Accounting Pronouncements on page 51.

"Deferred revenue" arises as a normal part of business from advance subscription payments for newspapers. Revenue is recognized in the period in which it is earned.

"Short-term borrowings and current portion of long-term debt" includes the carrying amounts of commercial paper and other short-term borrowings with original maturities of less than one year that management does not intend to refinance, and the portion of long-term debt payable within 12 months. The carrying amounts of short-term borrowings approximate fair value. **"Long-term debt"** represents the carrying amounts of debentures, notes payable, other indebtedness with maturities longer than one year and commercial paper backed by a revolving credit and term loan agreement that management intends to refinance at maturity. Fair values, disclosed in Note 3, are estimated using the discounted cash flow analysis based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

In accordance with **FAS 121 – Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of**, the company reviews long-lived assets and related intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. To date, no such impairment has been indicated. If this review indicates that the carrying value of these assets would not be recoverable as measured based on estimated undiscounted cash flows over their remaining life, the carrying amount would be adjusted to fair value. The cash flow estimates used contain management's best estimates, using appropriate and customary assumptions and projections.

The company accounts for **stock-based compensation** plans under the provisions of **APB 25 – Accounting for Stock Issued to Employees** and discloses the general and pro forma financial information required by FAS 123. See Note 6.

Under **FAS 128 – Earnings Per Share (EPS), "basic earnings per share"** is computed by dividing net income attributable to common stock (net income less preferred stock dividends) by the weighted-average number of common shares outstanding. Net income attributable to common shares was $177.3 million in 2001, $303.0 million in 2000 and $325.7 million in 1999. **"Diluted earnings per share"** is computed by dividing net income by the weighted-average number of common and common equivalent shares outstanding. See Note 6.

The following table sets forth the calculation of basic and diluted weighted-average shares outstanding (in thousands).

	2001	*2000*	*1999*
Basic weighted-average shares outstanding	76,074	75,370	80,025
Effect of dilutive securities:			
Assumed conversion of convertible preferred stock	8,272	12,597	15,948
Treasury stock effect of outstanding stock options	1,348	1,138	1,487
Diluted weighted-average shares outstanding	85,694	89,105	97,460

Under **FAS 130 – Reporting Comprehensive Income**, the company presents unrealized gains or losses on the company's available-for-sale securities as an element of **"Accumulated other comprehensive income,"** a separate component of shareholders' equity. See Note 12.

The company is a newspaper company with products in print and online. It maintains operations and local management in the markets it serves, including the metropolitan areas of Philadelphia, Miami, San Jose, Kansas City, Fort Worth, Detroit and Charlotte. Revenue is earned through the sale of advertising and circulation and related activities. Newspapers are distributed in print through local distribution channels, as well as online through Knight Ridder Digital's Real Cities Network (see "Management's Discussion and Analysis of Operations: Online Activities" on page 41).

Although not required to do so, the company has elected to report its online operations as a reportable business segment separate from its newspaper operations pursuant to **FAS 131 – Disclosures About Segments of an Enterprise and Related Information**. See Note 5.

The company has entered into interest rate swap agreements for interest rate risk exposure management purposes. In accordance with **FAS 133 – Accounting for Derivative Instruments and Hedging Activities**, the company accounts for its interest rate swaps as fair value hedges. The fair value of the swaps at Dec. 30, 2001, was $9.6 million. There was no ineffectiveness associated with the swaps during fiscal year 2001. The company holds no traded or speculative hedges.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141). This statement requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method of accounting. Use of the pooling-of-interests method is no longer permitted. The company will adopt SFAS 141 in the first quarter of 2002. The issuance of SFAS has no impact on our consolidated financial statements.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement continues to require recognition of goodwill as an asset, but amortization of goodwill as currently required by APB Opinion No. 17, "Intangible Assets," is no longer permitted. In lieu of amortization, goodwill must be tested for impairment using a fair-value-based approach. The company is currently assessing the impact that this new pronouncement will have on the recorded amounts of goodwill and other intangibles. Amortization of goodwill and other intangibles totaled $72,855,000, $76,473,000 and $81,499,000 for the fiscal years ended in 2001, 2000 and 1999. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of approximately $55 million ($.65 per diluted share) per year. SFAS 142 must be implemented for fiscal years beginning after Dec. 15, 2001. We expect to implement SFAS 142 in the first quarter of fiscal 2002.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Impairment on Disposal of Long-Lived Assets" (SFAS 144). Under the new rules, the criteria required for classifying an asset as held for sale have been significantly changed. Assets held for sale are stated at the lower of their fair values or carrying amounts, and depreciation is no longer recognized. In addition, more dispositions will qualify for discontinued operations treatment in the statement of operations. SFAS 144 is required to be implemented for fiscal years beginning after Dec. 15, 2001. We are evaluating the impact, if any, of SFAS 144 on our consolidated financial statements.

2. INCOME TAXES

The company's income tax expense is determined under the provisions of Statement of Financial Accounting Standards 109, Accounting for Income Taxes, which requires the use of the liability method in adjusting previously deferred taxes for changes in tax rates. Substantially all of the company's earnings are subject to domestic taxation. No material foreign income taxes have been imposed on reported earnings.

Federal, state and local income taxes (benefits) consist of the following (in thousands):

	2001		*2000*		*1999*	
	Current	*Deferred*	*Current*	*Deferred*	*Current*	*Deferred*
Federal income taxes	$113,810	$(6,306)	$191,635	$(3,241)	$203,101	$(6,447)
State and local income taxes	17,179	(2,108)	28,051	(5,518)	26,870	4,552
Total	$130,989	$(8,414)	$219,686	$(8,759)	$229,971	$(1,895)

Cash payments of income taxes for the years 2001, 2000 and 1999 were $112.6 million, $209.9 million and $213.1 million, respectively.

The differences between income tax expense for continuing operations shown in the financial statements and the amounts determined by applying the federal statutory rate of 35% in each year are as follows (in thousands):

	2001	*2000*	*1999*
Federal statutory income tax	$107,590	$183,851	$198,805
State and local income taxes, net of federal benefit	9,796	14,664	20,425
Statutory rate applied to nondeductible amortization of the excess of cost over net assets acquired	14,903	15,058	15,016
Tax settlements and other, net	(9,714)	(2,646)	(6,170)
Total	$122,575	$210,927	$228,076

The deferred tax asset and liability at the fiscal year end consist of the following components (in thousands):

	2001	*2000*
Deferred Tax Asset		
Postretirement benefits other than pensions (including amounts related to partnerships in which the company participates)	$ 78,624	$ 80,812
Accrued interest	8,248	8,885
Compensation and benefit accruals	727	(20,068)
Other nondeductible accruals	55,680	80,498
Gross deferred tax asset	$143,279	$150,127
Deferred Tax Liability		
Depreciation and amortization	$352,754	$354,239
Equity in partnerships and investees	13,004	36,806
Unrealized loss in equity securities	0	(867)
Other	10,020	40
Gross deferred tax liability	375,778	390,218
Net deferred tax liability	$232,499	$240,091

The components of deferred taxes included in the Consolidated Balance Sheet are as follows (in thousands):

	2001	*2000*
Current asset	$ 22,767	$ 29,611
Noncurrent liability	255,266	269,702
Net deferred tax liability	$232,499	$240,091

3. DEBT

Debt consisted of the following (in thousands):

	Dec. 30 2001	*Dec. 31 2000*
Commercial paper due at various dates through March 27, 2002, at an effective interest rate of 4.62% as of Dec. 30, 2001, and 6.55% as of Dec. 31, 2000. Amounts are net of unamortized discounts of $735 in 2001 and $2,951 in 2000 [a]	$ 527,148	$ 843,027
Debentures due on April 15, 2009, bearing interest at 9.875%, net of unamortized discount of $1,205 in 2001 and $1,370 in 2000	198,795	198,630
Debentures due on Nov. 1, 2027, bearing interest at 7.15%, net of unamortized discount of $5,073 in 2001 and $5,269 in 2000	94,927	94,731
Debentures due on March 15, 2029, bearing interest at 6.875%, net of unamortized discount of $3,314 in 2001 and $3,436 in 2000	296,686	296,564
Notes payable, bearing interest at 8.5%, subject to mandatory pro rata amortization of 25% annually commencing Sept. 1, 1998, through maturity on Sept. 1, 2001, net of unamortized discount of $0 in 2001 and $32 in 2000		39,969
Notes payable due on Nov. 1, 2007, bearing interest at 6.625%, net of unamortized discount of $1,333 in 2001 and $1,562 in 2000	98,667	98,438
Notes payable due on June 1, 2011, bearing interest at 7.125%, net of unamortized discount of $2,723 in 2001	297,277	
Senior notes payable due on Dec. 15, 2005, bearing interest at 6.3%, net of unamortized discount of $395 in 2001 and $495 in 2000	99,604	99,505
Notes payable, other	850	1,408
	1,613,954	1,672,272
Less amounts payable in one year	40,699	80,362
Total long-term debt	$1,573,255	$1,591,910

(a) *Commercial paper is supported by $895 million revolving credit facility which matures on June 15, 2006.*

Interest payments during 2001 and 2000 were $118.4 million and $100.6 million, respectively.

The carrying amounts and fair values of debt as of Dec. 30, 2001, are as follows (in thousands):

	Carrying Amount	*Fair Value*
Commercial paper	$ 527,148	$ 527,148
9.875% Debentures	198,795	237,402
7.15% Debentures	94,927	97,292
6.875% Debentures	296,686	282,123
6.625% Notes payable	98,667	101,925
7.125% Notes payable	297,277	308,486
6.3% Senior notes payable	99,604	101,481
Notes payable, other	850	850
Total	$1,613,954	$1,656,707

The following table presents the approximate annual maturities of debt, net of discounts, for the years after 2001 (in thousands):

2002	$ 40,699
2003	
2004	
2005	99,604
2006	487,299
2007 and thereafter	986,352
Total	$1,613,954

4. UNCONSOLIDATED COMPANIES AND JOINT VENTURES

Summary financial information for the company's unconsolidated companies and joint ventures that are accounted for under the equity method is as follows (in thousands):

	2001	*2000*	*1999*
Current assets	$ 308,822	$ 307,945	$ 226,155
Property, plant and equipment and other assets	1,769,702	1,627,313	1,458,029
Current liabilities	235,452	192,030	199,114
Long-term debt and other noncurrent liabilities	579,473	669,911	645,555
Net sales	1,319,245	1,393,426	1,202,978
Gross profit	168,219	103,469	31,116
Net income (loss)	(4,584)	9,832	(2,026)
Company's share of:			
Net assets	393,777	304,486	206,880
Net income	(16,095)	(8,506)	12,571

In 1989, the Detroit Free Press and The Detroit News began operating under a joint operating agreement as Detroit Newspapers (DN). Balance sheet and net sales amounts for DN at Dec. 30, 2001, Dec. 31, 2000, and Dec. 26, 1999, are included in the preceding table, and the net assets contributed to DN are included in "Equity in unconsolidated companies and joint ventures" in the Consolidated Balance Sheet. Excluding DN, net sales of the unconsolidated companies were $904.3 million in 2001, $936.8 million in 2000 and $740.5 million in 1999. Excluding DN, the company's investment in unconsolidated subsidiaries includes $393.8 million of net assets accumulated since the investment dates. Dividends and cash distributions received from unconsolidated companies and joint ventures (excluding DN) were $3.4 million in 2001, $9.5 million in 2000 and $10.8 million in 1999.

5. BUSINESS SEGMENTS

Financial data for the company's segments are as follows (in thousands):

	2001	*2000*	*1999*
Operating revenue			
Newspapers	$2,858,174	$3,168,219	$3,002,379
Online	42,035	43,548	31,396
Total	$2,900,209	$3,211,767	$3,033,775
Operating income (loss)			
Newspapers	$ 520,100	$ 742,554	$ 683,322
Online	(31,502)	(46,021)	(24,041)
Corporate	(26,843)	(27,761)	(37,859)
Total	$ 461,755	$ 668,772	$ 621,422
Depreciation and amortization			
Newspapers	$ 176,029	$ 179,278	$ 176,340
Online	2,801	2,620	1,819
Corporate	5,743	5,699	4,784
Total	$ 184,573	$ 187,597	$ 182,943

6. CAPITAL STOCK

Shareholders authorized 20 million shares of preferred stock for future issuance.

In 1997, the Board of Directors authorized 1,758,242 shares of Series B preferred stock, $1.00 par value per share, and issued 1,754,930 preferred shares in connection with the acquisition of four newspapers that were indirectly owned by The Walt Disney Company. Each share of Series B preferred stock was convertible into 10 shares of common stock. During 2000, 263,600 shares of preferred stock were converted into 2.6 million common shares. During 2001, the remaining balance of 1,110,500 shares of preferred stock were converted into 11.1 million common shares.

The company has a stock rights agreement. The agreement grants each holder of a common share a right, under certain conditions, to purchase from the company a unit consisting of one one-hundredth of a share of preferred stock at a price of $150, subject to adjustment. The rights provide that in the event the company is a surviving corporation in a merger, each holder of a right will be entitled to receive, upon exercise, common shares having a value equal to two times the exercise price of the right. In the event the company engages in a merger or other business combination transaction in which the company is not the surviving corporation, the rights agreement provides that proper provision shall be made so that each holder of a right will be entitled to receive, upon the exercise thereof at the then-current exercise price of the right, common stock of the acquiring company having a value equal to two times the exercise price of the right. No rights certificates will be distributed until 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the company's outstanding common stock, or 10 business days following the commencement of a tender offer or exchange offer for 20% or more of the company's outstanding stock. Until such time, the rights are evidenced by the common share certificates of the company. The rights are not exercisable until distributed and will expire on July 10, 2006, unless earlier redeemed or exchanged by the company.

The company has the option to redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment. The company's Board of Directors has reserved 1,500,000 preferred shares for issuance upon exercise of the rights.

In 2001, 2000 and 1999, the Series B preferred stock, each share of which is convertible into 10 shares of common stock, and shares of common stock issuable upon exercise of stock options are included in the diluted EPS calculation, but excluded from the basic EPS calculation. The 2001, 2000 and 1999 diluted EPS calculations include 8,272,458, 12,596,170 and 15,947,916 weighted-average shares of Series B convertible preferred stock, respectively, and 1,347,968, 1,138,199 and 1,487,231 weighted-average shares of common stock issuable upon exercise of stock options, respectively.

The Employees Stock Purchase Plan provides for the sale of common stock to employees of the company and its subsidiaries at a price equal to 85% of the market value at the end of each purchase period. Participants under the plan received 264,015 shares in 2001, 344,800 shares in 2000 and 336,001 shares in 1999. The purchase price of shares issued in 2001 under this plan ranged from $46.86 to $51.29, and the market value on the purchase dates of such shares ranged from $55.13 to $60.35.

The Employee Stock Option Plan provides for the issuance of nonqualified stock options and incentive stock options. Options are issued at prices not less than market value at date of grant. Options granted vest in one year or three years from the date of grant. Options vesting over three years vest annually in three equal installments. Options expire no later than 10 years from the date of grant. The option plan provides for the discretionary grant of stock appreciation rights (SARs) in tandem with previously granted options, which allow a holder to receive in cash, stock or combinations thereof the difference between the exercise price and the fair market value of the stock at date of exercise. Shares of common stock relating to options outstanding under this plan are reserved at the date of grant.

Transactions under the Employee Stock Option Plan are summarized as follows:

	Number of Shares	*Weighted-Average Exercise Price Per Share*
Outstanding		
Dec. 27, 1998	6,616,038	$39.74
1999: Exercised	(840,375)	30.88
Expired	(24,907)	43.38
Forfeited	(140,295)	45.55
Granted	1,652,850	57.82
Outstanding		
Dec. 26, 1999	7,263,311	44.75
2000: Exercised	(448,447)	32.75
Expired	(26,849)	55.45
Forfeited	(237,571)	53.66
Granted	3,578,075	54.64
Outstanding		
Dec. 31, 2000	10,128,519	48.59
2001: Exercised	(1,604,985)	39.51
Expired	(99,867)	54.83
Forfeited	(568,307)	55.17
Granted	2,144,250	61.57
Outstanding		
Dec. 30, 2001	9,999,610	52.39

The following table summarizes information about stock options outstanding under the Employee Stock Option Plan and the Compensation Plan for Nonemployee Directors at Dec. 30, 2001 (shares in thousands):

	Outstanding			*Exercisable*	
Stock Options Outstanding Exercise Price Range	*Shares*	*Average Life* [(a)]	*Average Exercise Price*	*Shares*	*Average Exercise Price*
$24.56 – $33.47	968	3.0	$29.27	968	$29.27
39.31 – 49.63	1,695	6.3	45.85	1,642	45.77
50.00 – 54.48	1,072	6.3	51.99	963	51.79
54.81 – 54.81	3,000	9.0	54.81	1,872	54.81
56.33 – 58.88	1,419	8.0	57.91	896	57.97
58.91 – 62.45	1,978	9.9	62.12	—	0.00
Total	10,132	7.7	$52.44	6,341	$48.56

(a) *Average contractual life remaining in years.*

At year-end 2001, options with an average exercise price of $48.56 were exercisable on 6.3 million shares; at year-end 2000, options with an average exercise price of $48.64 were exercisable on 5.1 million shares.

The company maintains a Long-Term Incentive Plan. The plan rewards participants whose leadership helps the company reach levels of total shareholder return, as defined. The plan originally covered a three-year performance period from Jan. 1, 1997, through Dec. 31, 1999. Participants received grants, net of forfeitures, of 314,925 restricted shares outstanding at Dec. 26, 1999, and Dec. 27, 1998, and 322,286 at Dec. 28, 1997. There were no shares vested as of Dec. 26, 1999, since the company's total shareholder return did not reach the performance goals. The plan was extended for an additional three-year period beginning on Jan. 1, 2000, with an initial grant of 342,012 shares, and ending on Dec. 31, 2002. The grants of common stock are restricted, as the vesting of these shares is triggered upon the occurrence of certain performance goals. As of Dec. 30, 2001, there were 359,974 shares included as contingently issuable based on shareholder return performance as of year end. When it is probable that performance goals will be met, the company accrues compensation expense for the plan, based upon the average December closing price, over the performance period. Total compensation expense recognized in 2001 was approximately $12 million and the total accrual related to the plan is approximately $15 million, which is included in accrued compensation at Dec. 30, 2001.

The company also maintains a Compensation Plan for Nonemployee Directors. The purpose of the plan is to attract and retain the services of qualified individuals who are not employees of the company to serve as members of the Board of Directors. Part of the compensation plan includes the issuance of stock options. Options vest in three equal installments over a three-year period and expire no later than 10 years from the date of grant. In 1997, there were 200,000 shares authorized for issuance as options under the plan. Participants were granted 32,000, 32,000 and 20,000 options in 2001, 2000 and 1999, respectively. As of Dec. 30, 2001, there were 132,000 options outstanding at prices ranging from $49.63 to $62.25 with an average price of $55.59. The expiration dates for these options are from Dec. 16, 2007, to Dec. 12, 2011. In addition, 4,057 and 3,696 shares were awarded under the plan as retainer payments to nonemployee directors in 2001 and 2000, respectively.

Proceeds from the issuance of shares under these plans are included in shareholders' equity and do not affect income.

At Dec. 30, 2001, shares of the company's authorized but unissued common stock were reserved and available for issuance as follows:

	Shares
Employee Stock Option Plan	2,702,458
Employees Stock Purchase Plan	1,088,202
Nonemployee Directors Plan	68,000
Total	3,858,660

As required by FAS 123, pro forma information regarding net income and earnings per share has been determined as if the company had accounted for its stock options under the fair value method of that statement.

Disclosures required by FAS 123 are as follows (in dollars):

Option value information [a]	*2001*	*2000*	*1999*
Fair value per option [b]	$10.53	$11.29	$14.67
Valuation assumptions			
Expected option term (years)	3.0	4.0	5.6
Expected volatility	21.0%	20.0%	16.0%
Expected dividend yield	1.6%	1.8%	1.5%
Risk-free interest rate	4.3%	6.1%	6.2%

(a) *Weighted averages of option grants during each period.*

(b) *Estimated using Black-Scholes option pricing model.*

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. In addition, the 15% discount in market value under the Employees Stock Purchase Plan is treated as compensation expense for pro forma purposes. The company's 2001, 2000 and 1999 pro forma information follows (in thousands, except for earnings per share information):

	2001	*2000*	*1999*
Pro forma net income	$169,651	$288,408	$329,689
Pro forma basic earnings per share	2.13	3.68	3.94
Pro forma diluted earnings per share	1.98	3.24	3.38

The pro forma effect on net income is not necessarily representative of the effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

7. WORK FORCE REDUCTION PLAN

Due to the slowing economy and the resulting decline in advertising revenue and increases in newsprint expense, the company announced a work force reduction plan in the second quarter of 2001 that affected the majority of its newspapers. The work force reduction plan eliminated approximately 1,600 positions through early retirement, voluntary and involuntary buyouts and attrition. As a result of this plan, the company incurred charges of $78.5 million related to employee severance costs and benefits during 2001. Substantially all of these charges were paid by Dec. 30, 2001, and all target positions were eliminated. As of Dec. 30, 2001, there was remaining liability of $15 million, the majority of which will be paid in the first half of 2002. The plan was recorded in accordance with the provisions of SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges" and EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity."

8. RELATED PARTY TRANSACTIONS

The company has regular transactions in the normal course of business with CareerBuilder, Inc. (owned by Career Holdings, Inc.) and Classified Ventures, Inc. At Dec. 30, 2001, the company owned 48.1% of Career Holdings and 19.2% of Classified Ventures. In 2001, the company recorded $2.8 million in sales related to CareerBuilder and $6.5 million to Classified Ventures. The company also had expenses related to services provided by CareerBuilder and Classified Ventures of $2.9 million and $5.1 million, respectively, for the year ended Dec. 30, 2001.

9. ACQUISITIONS AND DISPOSITIONS

Acquisitions

In August 2000, Career Holdings, Inc., a company jointly controlled by Knight Ridder Digital and Tribune Co., completed the acquisitions of CareerBuilder, Inc., and CareerPath.com, Inc., respectively. In the CareerBuilder acquisition, a wholly owned subsidiary of Career Holdings made a tender offer for all of CareerBuilder's common stock at a price of $8 per share in cash. The tender offer, which began on July 25, 2000, and expired on Aug. 21, 2000, was followed by the merger of the subsidiary into CareerBuilder on Aug. 24, 2000. The CareerPath.com acquisition was accomplished by the merger of a wholly owned subsidiary of Career Holdings into CareerPath.com on Aug. 31, 2000. The total purchase price for the CareerBuilder and CareerPath.com acquisitions was approximately $250 million. The company, through Knight Ridder Digital, currently owns a 48.1% interest in Career Holdings, Inc.

In November 2001, Career Holdings, Inc., a company jointly controlled by Knight Ridder Digital and Tribune Co., acquired Headhunter.net, Inc., an online recruitment and career development business, by completing a tender offer of $9.25 per share, or approximately $217 million. The company's share was $108.5 million to fund this acquisition. Headhunter.net now operates as a wholly owned subsidiary of Career Holdings, Inc.

10. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

A summary of the components of net periodic benefit cost for the defined benefit plans and postretirement benefit plans (other benefits) is presented here, along with the total amounts charged to pension expense for multi-employer union defined benefit plans, defined contribution plans and other agreements (in thousands):

	Pension Benefits			*Other Benefits*		
	2001	***2000***	***1999***	***2001***	***2000***	***1999***
Defined benefit plans:						
Service cost and plan expenses	$ 69,297	$ 42,324	$ 36,340	$ 1,686	$ 1,271	$ 2,516
Interest cost	81,235	75,897	71,900	8,625	8,186	7,812
Expected return on plan assets	(110,251)	(102,917)	(93,141)	(739)	(702)	(805)
Recognized net actuarial (gain) loss	(11,954)	(10,508)	1,380	3,939	(519)	(48)
Amortization of prior service cost	6,524	6,733	6,596	(4,104)	(4,104)	(4,103)
Amortization of transition asset	227	(3,128)	(3,865)			
Net	35,078	8,401	19,210	9,407	4,132	5,372
Multi-employer union plans	11,500	11,218	10,860			
Defined contribution plans	11,789	12,534	11,741			
Other	1,731	1,413	1,812			
Net periodic benefit cost	$ 60,098	$ 33,566	$ 43,623	$ 9,407	$ 4,132	$ 5,372

Service cost in 2001 and 2000 included approximately $35.6 million and $15.0 million, respectively, related to accelerating the retirement of certain employees.

Weighted-average assumptions used each year in accounting for defined benefit plans and postretirement benefits were:

	Pension Benefits			*Other Benefits*		
	2001	***2000***	***1999***	***2001***	***2000***	***1999***
Discount rate as of year end	7.5%	7.8%	7.8%	7.5%	7.8%	7.8%
Return on plan assets	9.0	9.0	9.0	6.5	6.5	6.5
Rate of compensation increase	4.1	4.3	3.5	4.5	4.5	3.5
Medical trend rate:						
Projected				5.5	5.5	6.0
Reducing to this percentage in 2002 and thereafter				5.5	5.5	5.5

The assumed health-care-cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health-care-cost trend rate would have the following effects:

	One-Percentage-Point Increase	*One-Percentage-Point Decrease*
Effect on total of service and interest cost components in 2001	$ 667	$ (667)
Effect on postretirement benefit obligation as of Dec. 30, 2001	$5,162	$(4,492)

The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet for the company's benefit plans (excluding liabilities of Detroit Newspapers that are reported net in the Consolidated Balance Sheet under the caption "Equity in unconsolidated companies and joint ventures") (in thousands):

	Pension Benefits			*Other Benefits*		
	2001	*2000*	*1999*	*2001*	*2000*	*1999*
Change in benefit obligation						
Benefit obligation at beginning of year	$1,063,691	$ 940,990	$1,020,113	$ 121,995	$ 120,819	$ 121,229
Service cost	64,520	40,717	35,143	1,685	1,271	2,516
Interest cost	81,235	75,897	71,900	8,625	8,186	7,812
Plan participants' contributions				1,428	1,297	1,102
Amendments	428	3,820	4,361			
Actuarial loss (gain)	14,583	54,912	(136,868)	14,239	3,272	(1,575)
Benefits paid	(99,604)	(52,645)	(53,659)	(14,351)	(12,850)	(10,265)
Benefit obligation at end of year	$1,124,853	$1,063,691	$ 940,990	$ 133,621	$ 121,995	$ 120,819
Change in plan assets						
Fair value of plan assets at beginning of year	$1,197,963	$1,171,546	$1,090,569	$ 11,803	$ 11,623	$ 12,701
Actual return on plan assets	(24,954)	65,878	120,730	935	1,027	520
Company contributions	24,598	15,573	15,570	11,077	10,706	7,565
Plan participants' contributions				1,428	1,297	1,102
Benefits paid and administrative costs	(117,652)	(55,034)	(55,323)	(14,351)	(12,850)	(10,265)
Fair value of plan assets at end of year	$1,079,955	$1,197,963	$1,171,546	$ 10,892	$ 11,803	$ 11,623
Funded status of plan (underfunded)	$ (44,898)	$ 134,272	$ 230,556	$(122,730)	$(110,192)	$(109,196)
Unrecognized net actuarial gain	(4,222)	(177,783)	(273,818)	(5,976)	(16,292)	(19,758)
Unrecognized prior service cost	31,598	43,369	40,693	(7,982)	(12,085)	(16,189)
Unrecognized transition obligation (asset)	(63)	306	(2,920)			
Net prepaid (accrued) benefit cost	$ (17,585)	$ 164	$ (5,489)	$(136,688)	$(138,569)	$(145,143)

Amounts recognized in the Consolidated Balance Sheet consist of:

	Pension Benefits			*Other Benefits*		
	2001	*2000*	*1999*	*2001*	*2000*	*1999*
Prepaid benefit cost	$ 63,428	$ 51,926	$ 44,263			
Accrued benefit liability	(81,013)	(51,762)	(49,752)	$(136,688)	$(138,569)	$(145,143)
Additional minimum liability	(7,852)	(9,282)				
Intangible asset	7,852	9,282				
Net prepaid (accrued) benefit cost	$(17,585)	$ 164	$ (5,489)	$(136,688)	$(138,569)	$(145,143)

Amounts applicable to the company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	2001	*2000*	*1999*
Projected benefit obligation	$94,074	$122,878	$37,666
Accumulated benefit obligation	78,129	106,057	26,462
Fair value of plan assets	42,840	79,552	
Unfunded accumulated benefit obligation	$35,289	$ 26,505	$26,462

Of the plans whose accumulated benefit obligations exceed plan assets, the amounts applicable to qualified plans are as follows (none in 1999):

	2001	2000	1999
Projected benefit obligation	$49,001	$85,838	$ –
Accumulated benefit obligation	46,622	82,239	
Fair value of plan assets	42,840	79,552	
Unfunded accumulated benefit obligation	$ 3,782	$ 2,687	$ –

Net pension assets are included in "Other" noncurrent assets, and net pension liabilities are included in "Employment benefits and other noncurrent liabilities." Substantially all of the assets of the company-administered plans are invested in listed stocks and bonds.

Employee Labor Arrangements

About 37% of the company's more than 19,000 full-time equivalent employees are represented by approximately 70 local unions and work under multiyear collective bargaining agreements. These agreements are renegotiated in the years in which they expire. A six-year extension of all labor contracts in Philadelphia was negotiated in January 2001 and ratified by all unions shortly thereafter.

11. QUARTERLY OPERATIONS (Unaudited)

The company's largest source of revenue, retail advertising, is seasonal and tends to fluctuate with retail sales in markets served. Historically, retail advertising is higher in the second and fourth quarters. General advertising, while not as seasonal as retail, is lower during the summer months.

Classified advertising revenue has in the past been a reflection of the overall economy and has not been significantly affected by seasonal trends. The following table summarizes the company's quarterly results of operations (in thousands, except per share data):

		Quarter			
Description		First	Second	Third	Fourth
2001	Operating revenue	$735,398	$738,437	$693,122	$733,252
	Operating income	116,509	52,632	123,896	168,718
	Net income	40,737	13,426 (a)	55,685	74,976
	Earnings per share				
	Basic: Net income	0.52	0.15	0.71	0.91
	Diluted: Net income	0.47	0.15	0.65	0.88
	Dividends declared per common share	0.25	0.25	0.25	0.25
2000	Operating revenue	$758,567	$806,168	$769,234	$877,798
	Operating income	145,423	179,712	154,837	188,800
	Net income (loss)	160,855 (b)	96,273 (c)	76,106	(18,871) (d)
	Earnings per share				
	Basic: Net income (loss)	2.03	1.23	0.99	(0.29)
	Diluted: Net income (loss)	1.74	1.08	0.87	(0.29)
	Dividends declared per common share	0.23	0.23	0.23	0.23
1999	Operating revenue	$720,568	$758,107	$737,201	$817,899
	Operating income	125,664	152,653	150,980	192,125
	Net income	62,867 (e)	86,586 (f)	76,209	114,277 (g)
	Earnings per share				
	Basic: Net income	0.76	1.04	0.90	1.37
	Diluted: Net income	0.65	0.88	0.78	1.18
	Dividends declared per common share	0.20	0.23	0.23	0.23

(a) *Includes after-tax work force reduction costs of $47.1 million.*

(b) *Includes after-tax gain of $92 million related to InfoSpace, Inc.'s, acquisition of Prio, Inc., and GoTo.com, Inc.'s, acquisition of Cadabra, Inc.*

(c) *Includes after-tax gain of $5.7 million on sale of a building in Philadelphia.*

(d) *Includes after-tax severance costs of $10.4 million and after-tax loss of $103.3 million on the write-down of investments primarily in InfoSpace, Inc., and GoTo.com, Inc.*

(e) *Includes after-tax severance costs of $1.3 million and an after-tax gain of $2.3 million on the sale of SportsLine USA, Inc.*

(f) *Includes after-tax severance costs of $1.4 million and after-tax gains on the sale of Zip2 Corp. and AT&T Corporation stock (net of adjustments to certain investments to write down permanent declines in their market value) of $6.7 million.*

(g) *Includes an after-tax gain of $14.7 million on the sale of AT&T Corporation stock.*

12. COMPREHENSIVE INCOME

The following table presents the components of other comprehensive income for 2001, 2000 and 1999 as shown in the Statement of Shareholders' Equity (in thousands):

	2001	*2000*	*1999*
Net income	$184,824	$314,363	$339,939
Total gains (losses) on securities available for sale, net of taxes	(5,584)	(144,559)	47,462
Less: reclassification adjustment for realized losses (gains), net of taxes	6,885	101,174	(24,116)
Change in accumulated comprehensive income	1,301	(43,385)	23,346
Comprehensive income	$186,125	$270,978	$363,285

13. COMMITMENTS AND CONTINGENCIES

At Dec. 30, 2001, the company had lease commitments currently estimated to aggregate approximately $102.5 million that expire from 2002 through 2051 as follows (in thousands):

2002	$ 22,206
2003	19,221
2004	16,032
2005	11,798
2006	9,128
2007 and thereafter	24,163
Total	$102,548

Payments under the lease contracts were $25.2 million in 2001, $23.1 million in 2000 and $24.7 million in 1999.

In connection with the company's insurance program, letters of credit are required to support certain projected worker compensation obligations. At Dec. 30, 2001, the company had approximately $50 million of undrawn letters of credit outstanding.

On July 13, 1995, six unions struck the Detroit Free Press, The Detroit News and Detroit Newspapers (DN), which operates both newspapers. Subsequently, the unions filed numerous unfair labor practice charges against the newspapers and DN. In June 1997, after a long trial, a National Labor Relations Board (NLRB) administrative judge ruled that the strike was caused by the unfair labor practices of DN and The Detroit News and ordered that DN and the newspapers reinstate all strikers, displacing permanent replacements if necessary. DN and the newspapers appealed the decision to the NLRB.

On Aug. 27, 1998, the NLRB affirmed certain unfair labor practice findings against The Detroit News and DN and reversed certain findings of unfair labor practices against DN. DN and the newspapers filed a motion to reconsider with the NLRB, which was denied on March 4, 1999. The unions and DN filed appeals to the U.S. Court of Appeals for the District of Columbia Circuit.

On July 7, 2000, the U.S. Court of Appeals unanimously reversed the NLRB, holding that the strike was an economic strike. Thus, the NLRB order to reinstate and pay back pay to the strikers was also set aside. The time to appeal has expired and no appeal was filed.

In September 2000, the company's wholly owned subsidiary, MediaStream, Inc., was named a defendant in two class action lawsuits that have since been consolidated with a similar lawsuit. In the first two lawsuits, freelance authors alleged that their copyrights were infringed when their works were made available on the defendants' databases. The plaintiffs asked to be certified as class representatives of all similarly situated freelance authors. In September, the plaintiffs added Knight Ridder to their lawsuit and made reference to Knight Ridder Digital.

The two lawsuits were initially stayed pending U.S. Supreme Court disposition of *New York Times Company et al. v. Tasini et al.* In June 2001, the Supreme Court ruled that the defendants in *Tasini* were not entitled to republish articles electronically without the author's separate permission. The judge in the MediaStream case has ordered mediation, which began in November.

The plaintiffs seek actual damages, statutory damages and injunctive relief. Knight Ridder and MediaStream intend to contest liability and oppose class certification. Existing indemnity agreements from various content providers could mitigate MediaStream's potential exposure. Management is currently unable to predict whether an unfavorable outcome is likely or the magnitude of any potential loss.

Various libel and copyright infringement actions and environmental and other legal proceedings that have arisen in the ordinary course of business are pending against the company and its subsidiaries. In the opinion of management, the ultimate liability to the company and its subsidiaries as a result of all legal proceedings will not be material to its financial position or results of operations on a consolidated basis.

Debt Guarantees

The company guarantees 13½% of the debt of Ponderay Newsprint Company, a newsprint mill investment. For the year ended Dec. 30, 2001, and Dec. 31, 2000, these guarantees totaled $17.2 million and $19.6 million, respectively. Management expects Ponderay to service its debt and therefore does not expect the company to perform under the guarantees.

Management's Responsibility for Financial Statements

Shareholders:

The consolidated financial statements and other financial information were prepared by management in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods. The manner of presentation, the selection of accounting policies and the integrity of the financial information are the responsibility of management. Some of the amounts included in the financial statements are estimates based on management's best judgment of current conditions and circumstances.

To fulfill its responsibilities, management has developed and continues to maintain a system of internal accounting controls. We believe the controls in use are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that the financial records are reliable for preparing the financial statements and maintaining accountability for assets. These systems are augmented by written policies, organizational structures providing for division of responsibilities, qualified financial officers at each operating unit, careful selection and training of financial personnel and a program of internal audits. There are, however, inherent limitations in any control system, in that the cost of maintaining a control system should not exceed the benefits to be derived.

The Audit Committee of the Board of Directors is composed of outside directors and meets periodically with management, internal auditors and independent auditors, both separately and together, to review and discuss the auditors' findings and other financial and accounting matters. Both the independent and internal auditors have free access to the committee.

The consolidated financial statements have been audited by the company's independent auditors, and their report is presented below. The selection of the independent auditors by the Board of Directors, based on a recommendation by the Audit Committee, is ratified each year at the annual meeting of shareholders.



P. Anthony Ridder
Chairman and Chief Executive Officer



Gary Effren
Senior Vice President and
Chief Financial Officer

Report of Independent Auditors

Shareholders
Knight-Ridder, Inc.

We have audited the accompanying consolidated balance sheets of Knight-Ridder, Inc., as of Dec. 30, 2001, and Dec. 31, 2000, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended Dec. 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knight-Ridder, Inc., at Dec. 30, 2001, and Dec. 31, 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended Dec. 30, 2001, in conformity with accounting principles generally accepted in the United States.


Ernst + Young LLP

San Jose, California
Jan. 18, 2002

Knight Ridder is a communications company engaged in newspaper publishing, news and information services, electronic retrieval services, and graphics and photo services. It publishes 32 daily newspapers in the United States that reach 8.5 million readers every day, and 58 affiliated Real Cities regional Web sites.

KNIGHT RIDDER STRATEGY

Vision

With technology enabling a constant flow of new products and services, and consumers demanding ever-increasing value, **Knight Ridder will be pre-eminent in news, information and advertising in its markets.** We will do this by developing our own high-value products and services to complement our traditional businesses. In our markets, we will grow reader and advertising share every year; we will reach a majority of adults every day; and we will have the dominant share of local online consumer and advertiser business. We will grow revenue, profit and economic value added.

Values

Our historic mission, to inform our communities, is a privilege, responsibility and source of competitive strength. We will be worthy of its First Amendment protection. Our commitment to our customers and to the people of Knight Ridder is fundamental to our success. We will reflect the diversity of the audiences we serve, including viewpoints and cultures, in our content and in our work forces.

THE COMPANY

Knight-Ridder, Inc., was formed in 1974 by a merger between Knight Newspapers, Inc., and Ridder Publications, Inc.

In 1903, Charles Landon Knight purchased the Akron Beacon Journal. Knight Newspapers was founded by John S. Knight, who inherited the Beacon Journal from his father in 1933. Ridder Publications was founded in 1892 when Herman Ridder acquired the German-language Staats-Zeitung in New York. Both groups flourished, each taking its stock public in 1969. The merger created a company with operations coast to coast.

Knight-Ridder, Inc., was incorporated in Ohio in 1974. The company was reincorporated in Florida in 1976. Knight-Ridder, Inc., which does business under the name Knight Ridder, is headquartered in San Jose, Calif. For a list of operating units, see page 68.

The Knight Ridder Promise

To assure that Knight Ridder remains a landmark company whose social contributions and corporate prosperity withstand the test of time, we are pledged to provide enduring value to our customers, people, shareholders and communities. Our future rests with all of you.

Therefore, we make these promises...

TO OUR CUSTOMERS ...

We promise to be passionate about serving you. To our readers, we promise content that matters to your daily lives – honest, fair, interesting and useful news, information and advertising. To our advertisers, we promise reach and results to help you succeed.

TO OUR PEOPLE ...

We promise to help you develop, to show you respect, to reward you fairly, to provide a workplace in which individual differences are valued. We promise the opportunity to contribute to an ennobling enterprise that is dedicated to preserving the vigor of our democracy.

TO OUR SHAREHOLDERS ...

We promise an attractive return that is competitive with peer companies, and a commitment to sound financial practices, consistent economic growth and innovative responses to market opportunities.

TO OUR COMMUNITIES ...

We promise to foster economic and social health through good citizenship, through volunteer and financial support for causes that enhance the community's quality of life, and by providing valuable news, information and advertising to the citizens we serve.



P. ANTHONY RIDDER, 61 Chairman and CEO, and chairman of the Management Committee of Knight Ridder; a director since 1987. B.A., economics, University of Michigan, 1962.



KATHLEEN FOLEY FELDSTEIN, 60 President of Economics Studies, Inc., a private consulting firm; a director since 1998. Member of Audit Committee. Ph.D., economics, Massachusetts Institute of Technology, 1977; B.A., Russian literature, Radcliffe College, 1962.



THOMAS P. GERRITY, 60 Professor and former dean of The Wharton School of the University of Pennsylvania; a director since 1998. Member of Audit Committee. Ph.D., management, Massachusetts Institute of Technology, 1970; M.S., electrical engineering, MIT, 1964; B.S., electrical engineering, MIT, 1963.



PAT MITCHELL, 59 President and CEO, Public Broadcasting Service, the nation's only noncommercial media enterprise; a director since February 2002. Honorary doctorate of arts and letters, Emerson College, 2001; M.A., English, University of Georgia, 1968; B.A., English/drama, University of Georgia, 1965.



GONZALO F. VALDES-FAULI, 55 Retired vice chairman, Barclays Capital (Latin America), and former CEO, Barclays Group Latin America, an international bank; a director since 1992. Member of Audit Committee. Master's in international finance, Thunderbird Graduate School for International Management, 1970; B.S., economics, Spring Hill College, 1968.



BARBARA BARNES HAUPTFUHRER, 73 Director of several public companies; a Knight Ridder director since 1979. B.A., sociology and economics, Wellesley College, 1949.



JAMES I. CASH, 54 Professor at Harvard Business School; a director since 1995. Ph.D., management information systems, Purdue University, 1976; M.S., computer science, Purdue University, 1974; B.S., mathematics, Texas Christian University, 1969.



JOHN L. WEINBERG, 77 Senior advisory director, The Goldman Sachs Group, Inc.; former board member, chairman and senior partner, Goldman, Sachs & Co., an investment banking firm; a director since 1969. M.B.A., business administration, Harvard University, 1950; B.A., economics, Princeton University, 1948.



M. KENNETH OSHMAN, 61 Chairman and CEO of Echelon Corporation, the leading provider of networking infrastructure for everyday devices; a director since 1996. Ph.D., electrical engineering, Stanford University, 1967; M.S., electrical engineering, Stanford, 1965; B.S., electrical engineering, Rice University, 1963; B.A., electrical engineering, Rice, 1962.



JOHN E. WARNOCK, 61 Co-founder and co-chairman of Adobe Systems, Inc., a leading software development firm; a director since December 2001. Ph.D., electrical engineering (computer science), 1969; M.S., mathematics, 1964; B.S., mathematics and philosophy, 1961, University of Utah; honorary degree, science, University of Utah, 1997.



RANDALL L. TOBIAS, 59 Chairman emeritus of Eli Lilly and Company, a pharmaceuticals manufacturer; a director since 1994. B.S., business, Indiana University, 1964.

** Ages as of Feb. 1, 2002*



P. ANTHONY RIDDER, 61 Chairman of the Management Committee since 1995; Knight Ridder chairman and CEO since 1995. Served as president 1989 to 1995; president of the Newspaper Division 1986 to 1995. Served as publisher, San Jose Mercury News, 1977 to 1986; general manager 1975 to 1977. B.A., economics, University of Michigan, 1962.



JERRY CEPPOS, 55 Vice president/news since 1999. Oversees news operations of Knight Ridder's 32 daily newspapers; responsible for the Knight Ridder Washington Bureau and the content of Knight Ridder/Tribune Information Services. Served as vice president and executive editor, San Jose Mercury News, 1995 to 1999; managing editor 1983 to 1995; various editing positions 1981 to 1983. B.S., journalism, University of Maryland, 1969.



MARY JEAN CONNORS, 49 Senior vice president/human resources since 1996; vice president/human resources 1989 to 1996. Oversees human resources for Knight Ridder; manages annual strategy and goal-setting. Served as vice president/ human resources, Philadelphia Newspapers, Inc., 1988 to 1989; assistant to the senior vice president/news, Knight Ridder, 1988; assistant managing editor/personnel, The Miami Herald, 1985 to 1988. Stanford Executive Program, Stanford University, 1999; B.A., English, Miami University in Oxford, Ohio, 1973.



GARY R. EFFREN, 45 Senior vice president/CFO since May 2001. Oversees all finance functions of the company and helps develop strategy and evaluate business opportunities. Served as controller 1995 to 2001; assistant vice president/assistant treasurer 1993 to 1995; assistant to the vice president/finance and treasurer 1989 to 1993; director of corporate accounting 1986 to 1989; business manager, Viewdata Corporation of America, 1984 to 1986. M.B.A., University of Miami, 1989; B.S., accounting, Rider College, 1978; CPA.



STEVEN B. ROSSI, 52 President/Newspaper Division since 2001. Responsible for all Knight Ridder newspaper operations. Also directly oversees newspapers in Akron, Charlotte, Columbia, Contra Costa, Detroit, Fort Worth, Kansas City, Lexington, Miami, Olathe, Philadelphia, St. Paul and San Jose; publishers report to him. Served as senior vice president/operations, Knight Ridder, 1998 to 2001; executive vice president and general manager, Philadelphia Newspapers, Inc., 1992 to 1998. M.B.A., The Wharton School of the University of Pennsylvania, 1974; B.A., economics, Ursinus College, 1971.



JOSEPH (CHIP) VISCI, 48 Vice president/operations since 2000. Oversees operations for newspapers in Aberdeen, Belleville, Biloxi, Bradenton, Columbus, Duluth, Fort Wayne, Grand Forks, Macon, Monterey, Myrtle Beach, San Luis Obispo, State College, Tallahassee, Warner Robins, Wichita and Wilkes-Barre; publishers report to him. Served as assistant to the chairman and CEO, Knight Ridder, 1996 to 2001; managing editor, Detroit Free Press, 1996; various newsroom positions 1978 to 1996. M.A., journalism, Ohio State University, 1977; B.A., journalism, Ohio Wesleyan University, 1975.



GORDON YAMATE, 46 Vice president and general counsel since 2000. Manages companywide legal affairs. Served as vice president, general counsel and corporate secretary at Liberate Technologies, 1999 to 2000; partner in the law firm of McCutchen, Doyle, Brown & Enersen, LLP, in Palo Alto and San Jose, 1988 to 1999; associate 1983 to 1988. J.D., Santa Clara University School of Law, 1980; B.A., economics and political science, University of California, Davis, 1977.

** Ages as of Feb. 1, 2002*



MARSHALL W. ANSTANDIG, 53 Vice president/senior labor and employment counsel since 1998. Advises and assists Knight Ridder and its companies on legal matters related to labor relations and employment law. Served as partner in the law firm of Brown & Bain, P.A., 1996 to 1998; managing partner in the law firm of Bryan Cave in Phoenix, 1990 to 1996. J.D., Detroit College of Law, Michigan State University, 1974; B.A., political science, Hope College, 1971.



ARDEN DICKEY, 48 Assistant vice president/circulation and regional call centers since 2000. Oversees circulation operations at all newspapers and directly manages Knight Ridder's two regional customer service centers. Served as vice president/circulation, The Miami Herald Publishing Co., 1992 to 2000; circulation director, Knight Ridder, 1997; various circulation roles, The Miami Herald Publishing Co., 1971 to 1992. M.B.A., University of Miami, 1987; B.B.A., corporate management, Florida Atlantic University, 1985.



VIRGINIA DODGE FIELDER, 53 Vice president/research since 1989. Responsible for market research for Knight Ridder, including its annual reader, advertiser and Internet surveys; consults with the newspapers on local research projects. Served as vice president/news and circulation research 1986 to 1989; director/news and circulation research 1981 to 1985; editorial research manager, Chicago Sun-Times, 1979 to 1981. Ph.D., mass communications, Indiana University, 1976; M.A., journalism, Indiana University, 1974; B.A., psychology, Transylvania University, 1970.



DAN FINNIGAN, 39 Vice president since 1999 and president of Knight Ridder Digital. Heads the company's Internet operations and helps lead the company's interactive strategies and investments. Served as president and CEO, SBC Interactive, 1998 to 1999; held various positions at SBC Communications, Inc., 1995 to 1998; group manager for product development, ESS Ventures, LLC, 1994 to 1995. M.B.A., finance and marketing, The Wharton School of the University of Pennsylvania, 1993; B.A., communication studies, University of California, Los Angeles, 1984.



STEVE HANNAH, 43 Vice president/technology since 2000. Responsible for creating the vision for technology while setting the standards in implementing new technology. Served as vice president/technology and CIO, Gazette Communications, 1996 to 2000; director of management information systems 1993 to 1996; computer services manager, Journal/Sentinel, Inc., 1986 to 1993. B.A., business administration, Eastern Michigan University, 1982.



LYNDA HAUSWIRTH, 39 Assistant vice president/taxation since 1998. Responsible for all tax-related items, including income, sales/use and property taxes, tax planning and research; assists individual companies with audits and filing requirements. Served as senior tax manager, Ernst & Young LLP, 1996 to 1998; senior associate, BDO Seidman, 1995 to 1996; various other tax positions 1987 to 1995. B.S., business administration/accounting, University of Vermont, 1983; CPA.



POLK LAFFOON IV, 56 Vice president/corporate relations since 1994 and corporate secretary since 1999. Oversees the investor relations, public and media relations and corporate secretary functions, including contact with the financial community. Served as assistant to the president 1992 to 1994; assistant circulation director/distribution, The Miami Herald, 1991 to 1992. Served as director and vice president/investor relations, Taft Broadcasting Co., 1982 to 1987. M.B.A., marketing, The Wharton School of the University of Pennsylvania, 1970; B.A., English, Yale, 1967.



ADRIENNE LILLY, 31 Assistant vice president/assistant general counsel since 2001; assistant general counsel since 1999. Assists in the management of companywide legal affairs. Served as corporate, commercial and securities lawyer at Fredrikson & Byron, P.A., in Minneapolis, 1995 to 1999. J.D., University of California at Berkeley, Boalt Hall School of Law, 1995; B.A., history, University of Notre Dame, 1992.



MARIO R. LOPEZ, 62 Assistant vice president/internal audit since 1993. Oversees the internal audit function for Knight Ridder and its subsidiary companies; reports directly to the Audit Committee of the Knight Ridder Board of Directors on these matters. Served as partner, Deloitte & Touche, 1978 to 1993. B.S., business administration, Saint Joseph's University, 1962; CPA.

** Ages as of Feb. 1, 2002*



LARRY D. MARBERT, 48 Vice president/production and facilities since 1998. Oversees capital investments in facilities and manufacturing systems; tracks and promotes advances in newspaper production technology and acts as an internal consultant. Served as vice president/technology, Knight Ridder, 1994 to 1998; senior vice president/operations, Philadelphia Newspapers, Inc., 1991 to 1994; vice president/operations research and planning 1988 to 1991; vice president/production 1986 to 1988. M.S., management science, Auburn University, 1977; B.S., University of North Carolina, business administration, 1976.



JACQUI LOVE MARSHALL, 53 Vice president/human resources/diversity and development since 2000. Oversees recruiting, corporate learning and diversity. Served as assistant vice president/human resources 1996 to 2000; vice president/human resources, The Miami Herald Publishing Co., 1993 to 1996; various roles, The Washington Post, 1986 to 1993. Ed.M., educational counseling, Harvard University, 1970; B.A., education, Trenton State College, 1969.



LARRY OLMSTEAD, 44 Assistant vice president/news since 2001. Oversees news operations of some daily newspapers; helps set overall news direction. Served as managing editor, The Miami Herald, 1996 to 2001; Knight Ridder assistant vice president/human resources/diversity 1993 to 1996; special projects editor, The New York Times, 1993. Attended George Washington University.



MIKE PETRAK, 43 Vice president/marketing since 2001. Oversees planning and implementation of strategic marketing initiatives including sales, branding efforts, reader and advertising research, new product initiatives and database marketing across the company. Served as executive vice president and general manager of The Kansas City Star, 1997 to 2001; vice president of marketing and advertising, 1994 to 1997; director of marketing for Consumer Power Marketing, 1992 to 1994; advertising director for the Wisconsin State Journal and The Capital Times and The (Tacoma, Wash.) News Tribune, 1987 to 1992. M.B.A., marketing, University of Iowa, 1982; B.A., journalism, University of Iowa, 1980.



MARGARET RANDAZZO, 34 Vice president/controller since 2001. Responsible for all financial reporting, corporate accounting and risk management. Served as vice president and CFO of the Fort Worth Star-Telegram, 1998 to 2001, and financial planning manager, 1996 to 1998; manager, Audit and Business Advisory Division of Arthur Andersen LLP, 1990 to 1996. B.B.A., accounting, University of Oklahoma, 1990; CPA.



STEVEN J. STEIN, 48 Vice president/human resources/compensation and benefits since 2000. Oversees benefits, compensation and human resources information systems, and works with companies on succession planning, organizational development and employee research activities. Served as assistant vice president/human resources 1995 to 2000; vice president/human resources for Knight Ridder Business Information Services, 1989 to 1995. Ph.D., psychology, University of Florida, 1981; B.A., psychology, George Washington University, 1974.



STEVE STONE, 49 Assistant vice president since 2000. Leads the Knight Ridder Shared Services Center (SSC), which consolidates the routine financial transactions, general ledger, accounts payable, fixed assets, purchasing and vendor management activities of all Knight Ridder companies. A member of the group that created the SSC, he served as general manager 1995 to 2000; vice president/finance and CFO, The Charlotte Observer, 1992 to 1995; director/finance and controller, The Miami Herald, 1987 to 1992. B.A., business administration, Southwestern College, 1974.

** Ages as of Feb. 1, 2002*

COMPANY HEADQUARTERS / EMPLOYEES

The company is headquartered in San Jose, Calif., and employs about 19,000 people.

Corporate Headquarters
Knight Ridder
Suite 1500
50 West San Fernando Street
San Jose, CA 95113
408-938-7700

PUBLICATIONS / INFORMATION

We are pleased to honor requests for copies of our annual report. The annual report contains substantially all of the information required by Form 10-K except for certain miscellaneous schedules and information. Shareholders may request a free copy by calling 408-938-7878. To view the annual report, proxy, press releases, earnings releases, statistical reports and SEC filings, visit our Web site at www.knightridder.com.

For other information, please contact:
Polk Laffoon IV
Vice President/Corporate Relations and Corporate Secretary
408-938-7838
Fax: 408-938-7813

For information concerning stock certificates, dividend checks or lost certificates, please contact:
Sharon Orlando
Manager, Shareholder Services and Records
408-938-7713
Fax: 408-938-7813

ANNUAL MEETING

Shareholders of Knight Ridder are invited to attend the annual meeting of shareholders at 9:30 a.m. on April 23, 2002, at the Fairmont Hotel, 170 South Market Street, San Jose, CA.

KRI STOCK

Knight Ridder common stock is listed on the New York Stock Exchange and the Frankfurt Stock Exchange under the symbol KRI.

The stock also is traded on exchanges in Philadelphia, Chicago, Boston, San Francisco, Los Angeles and Cincinnati and through the Intermarket Trading System. Options are traded on the Philadelphia Exchange and the American Stock Exchange.

Knight Ridder stock split two-for-one in 1996, 1983 and 1978. Knight Newspapers, Inc., stock split two-for-one in 1972. At year end, the company's 84.4 million common shares were held in all 50 states by 8,987 shareholders of record.

STOCK TRANSFER AGENT

Mellon Investor Services is the stock transfer agent, registrar and dividend disbursing agent and maintains shareholder accounting records. The agent will respond to questions on change of ownership, lost stock certificates, consolidation of accounts and change of address. Direct inquiries to:
Mellon Investor Services
P.O. Box 590
Ridgefield Park, NJ 07660
212-613-7427
800-758-4672
www.mellon-investor.com

DIVIDEND REINVESTMENT

Knight Ridder offers a dividend reinvestment plan that automatically reinvests shareholder dividends for the purchase of additional shares of stock. For more information or to join the plan, contact:
Mellon Investor Services
Dividend Reinvestment Dept.
P.O. Box 3337
South Hackensack, NJ 07606
800-982-7648

EMPLOYEE STOCK PURCHASE

Employees with questions may call 800-982-7648 for shares held by Mellon and 800-838-0908 for shares held by E*Trade.

MEDIA ANALYSTS WHO FOLLOW KNIGHT RIDDER

Peter Appert
Deutsche Banc Alex. Brown
46th Floor
101 California Street
San Francisco, CA 94111

Doug Arthur
Morgan Stanley
12th Floor
1585 Broadway
New York, NY 10036

Edward Atorino
Wasserstein & Perella
7th Floor
31 West 52nd Street
New York, NY 10019

Steve Barlow
Prudential Securities
17th Floor
1 New York Plaza
New York, NY 10292

Bill Bird
Smith Barney
28th Floor
388 Greenwich Street
New York, NY 10013

Barton Crockett
J. P. Morgan Chase & Co.
10th Floor
277 Park Avenue
New York, NY 10172

Bill Drewry
Credit Suisse First Boston
Suite 3650
1201 Peachtree Street NE
Atlanta, GA 30309

Lauren Fine
Merrill Lynch
World Financial Center
20th Floor
250 Vesey Street
New York, NY 10080

Kevin Gruneich
Bear, Stearns & Co., Inc.
33rd Floor
383 Madison Avenue
New York, NY 10179

Michael Kupinski
A.G. Edwards & Sons
One North Jefferson Avenue
St. Louis, MO 63103

Brian Shipman
Robertson Stephens
28th Floor
1633 Broadway
New York, NY 10019

Lee Westerfield
USB Warburg
9th Floor
1285 Avenue of the Americas
New York, NY 10019

KNIGHT RIDDER
50 W. San Fernando St.
San Jose, CA 95113
408-938-7700

DAILY NEWSPAPERS

Aberdeen (S.D.) American News
Akron (Ohio) Beacon Journal
Belleville (Ill.) News-Democrat
The (Biloxi, Miss.) Sun Herald
Bradenton (Fla.) Herald
The Charlotte (N.C.) Observer
The (Columbia, S.C.) State
Columbus (Ga.) Ledger-Enquirer
Contra Costa Newspapers
Contra Costa (Calif.) Times
(Pleasanton, Calif.) Valley Times
(Richmond, Calif.) West County Times
Detroit Free Press
Duluth (Minn.) News Tribune
The (Fort Wayne, Ind.) News-Sentinel
Fort Worth Star-Telegram
Grand Forks (N.D.) Herald
The Kansas City Star
Lexington (Ky.) Herald-Leader
The Macon (Ga.) Telegraph
(Miami) el Nuevo Herald
The Miami Herald
The Monterey County (Calif.) Herald
The (Myrtle Beach, S.C.) Sun News
Olathe (Kan.) News
Philadelphia Daily News
The Philadelphia Inquirer
St. Paul (Minn.) Pioneer Press
San Jose Mercury News
The (San Luis Obispo, Calif.) Tribune
(State College, Pa.) Centre Daily Times
Tallahassee (Fla.) Democrat
The (Warner Robins, Ga.) Daily Sun
The Wichita (Kan.) Eagle
(Wilkes-Barre, Pa.) Times Leader

NONDAILY NEWSPAPERS

AgWeek
Alameda (Calif.) Journal
The (Belton, Mo.) Star-Herald
Berkeley (Calif.) Voice
The Byron (Ga.) Gazette
The (Cahokia-Dupo, Ill.) Herald
The (Cambria, Calif.) Cambrian
The (Cass County, Mo.) Democrat-Missourian
The (El Cerrito, Calif.) Journal
Florida Keys Keynoter
Highland (Ill.) News Leader
Lee's Summit (Mo.) Journal
Mansfield (Texas) News-Mirror
The (Marissa-New Athens, Ill.) Journal-Messenger
(Morro Bay, Calif.) Sun-Bulletin
The (North Oakland, Calif.) Montclarion
The (O'Fallon, Ill.) Legal Reporter
O'Fallon (Ill.) Progress
The (Piedmont, Calif.) Piedmonter
The (Pinckneyville, Ill.) Democrat
The (Pittston, Pa.) Sunday Dispatch
(Scott AFB, Ill.) Base News
Sparta (Ill.) News-Plaindealer
The (Tavernier, Fla.) Reporter
The (Waterloo, Ill.) Republic-Times

OTHER OPERATIONS

Knight Ridder Digital
San Jose, Calif.

EQUITY AND MINORITY-OWNED INVESTMENTS

Career Holdings, Inc.
Classified Ventures, Inc.
Detroit Newspapers
InfiNet Company
Knight Ridder/Tribune Information Services, Inc.
Media Consortium LLC
Newscom/PressLink LLC
Newspapers First
Ponderay Newsprint Company
Seattle Times Company
SP Newsprint Co.



Credits
Design: RKC! (Robinson Kurtin Communications! Inc)
Illustrations: Matthew Cook
Executive Photography: Eric Meyer, Tom Tracy
Financial Typography: Hamilton Phototype
Printing: Hennegan

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Knight Ridder
Suite 1500
50 W. San Jose Fernando Street
San Jose, CA 95113
408 938 7700